

11007137
ZALE CORPORATION 2011 ANNUAL REPORT
ZALE CORPORATION®

# Letter to our shareholders

Dear Shareholders,

In fiscal 2011, our team was focused on executing the first year of our multi-year turnaround plan designed to return the Company to profitability. Our financial performance exemplifies the consistent progress we have made in stabilizing the business. In fiscal 2011, we:

- Achieved growth in comparable store sales of 8.1% and revenue growth of 7.8% to $1.74 billion;
- Posted ten consecutive months (October 2010 through July 2011) of positive comparable store sales and three consecutive quarters of positive comparable store sales for all brands;
- Achieved gross margin on sales of 50.5% after absorbing last-in, first-out (LIFO) inventory charges, related to significant increases in commodity costs, of $17 million; and
- Improved Operating Margin by $87 million over fiscal 2010.

The improvements in our business were the result of successfully executing the initiatives in our multi-year turnaround plan, including:

**Rebuilding the Core merchandise assortment.** In fiscal 2011, we made significant progress in rebuilding our Core merchandise assortment, which had declined to 60% of our total inventory in January 2010. Core merchandise is product that has more predictable margin and turn characteristics in line with, or above, category averages. By the end of fiscal 2011, we accomplished our goal of returning our Core assortment to 80%, while maintaining merchandise margin performance. The changes made in our Core assortment have been fundamental to our improved business performance in fiscal 2011.

**Returning to *The Diamond Store*.** During the year, we reintroduced Zales and Peoples as *The Diamond Store*. The re-establishment of our diamond authority is vital, as product categories that contain diamonds represent 75% of our business. From a merchandising standpoint, we focused first on the wedding businesses. During fiscal 2011, bridal, anniversary bands, diamond earrings and pendants had positive comp performance all 12 months, and solitaires had 10 months of positive comp results. We introduced two successful bridal events during the year that were supported by catalogs, in-store marketing and strong online campaigns. During Holiday, our television and online marketing were anchored by messaging that proclaimed Zales and Peoples as *The Diamond Store*. Finally, we made a significant investment in training our Store teams in the highly technical skills needed to sell diamonds. We partnered with the Diamond Council of America to provide 45 hours of training to our jewelry consultants in order to have them DCA certified as authorities on diamonds. We began fiscal 2011 with 15% of our full-time consultants certified and ended the year with approximately 50% certified. Returning to *The Diamond Store* and all that the claim implies will take time, but the financial results we have seen in the wedding categories and the positive responses that we have received in focus groups and surveys indicate that we are making significant progress.

As we worked to achieve our objective of 80% Core, Gil Hollander, our Chief Merchant and Sourcing Officer, and his team were working to develop proprietary brands that would help elevate the emotional connection our guests have with the Zale family of brands. Our three branded merchandise introductions this fall, Vera Wang LOVE, Jessica Simpson's *Diamonds are a Girl's Best Friend* and the expansion of our Persona bead collection in the United States, do just that.

Vera Wang is an instantly recognizable, world-class brand that is synonymous with bridal. She used her highly developed design aesthetic to create a line of engagement rings, wedding bands and solitaire bridal jewelry exclusively for Zale. The Vera Wang LOVE collection is beautiful jewelry that will add an emotional halo to our wedding business.

Jessica Simpson has worked with our team to create the *Diamonds are a Girl's Best Friend* collection. Jessica has successfully designed more than 22 product categories including handbags, sportswear and shoes. The


ZALES
America's Diamond Store Since 1924
zales.com

ZALES outlet
THE DIAMOND STORE

Gordon's
JEWELERS
Celebrating Relationships Since 1905

PEOPLES
the DIAMOND STORE

Mappins
FINE JEWELLERS SINCE 1935

PIERCING
Pagoda

collection at Zales, Zales Outlet and Peoples will feature pendants, earrings and bracelets using butterfly, heart and cross designs. With prices ranging from $79 to $1,099, Ms. Simpson's collection will be the highlight of our diamond fashion business for fiscal 2012.

By having exclusive partnerships with powerful brands like Vera Wang and Jessica Simpson, we will provide our guests with beautiful merchandise created by renowned designers that they can only get at Zale brands.

Finally, we have expanded our successful Persona collection to more than 800 Zales, Zales Outlet and Gordon's stores in the United States from our initial test of 200 stores. This bead collection will allow guests to design an affordable gift that is as individual as their feelings for their loved ones.

Our eCommerce business, led by Richard Lennox, Chief Marketing Officer, continues to grow and now includes five web stores. During the year, we effectively used the eCommerce platform to grow our diamond business through our *Design Your Own* ring option and through an expanded 365 day per year bridal campaign. We recently added functionality to enhance multi-channel integration by adding a ship-to-store function and by offering in-store ordering in select stores. During the fiscal year, we launched a mobile platform allowing our customers to quickly and easily interact with our brands. No matter which channel our consumers choose–in store, online or via mobile–we want to provide the best guest experience possible.

**Re-establish the price/value proposition.** In fiscal 2011, we experienced significant cost increases in our key commodities of gold, silver and diamonds. While we implemented price increases at several points during our spring season, the most significant increases took place in early July. The volatility in these commodity markets is an issue we will closely monitor during 2012. In recognition of the economic pressures many of our guests are facing, we have been careful to offer opening price points in every merchandise category to keep our brands accessible. The Jessica Simpson collection, with price points beginning at $79, and the Persona bead collection, with beads as low as $25, are just two examples of this work.

**Making strategic investments in people to enhance capabilities.** We are committed to making deliberate, thoughtful investments in people to support and accelerate our strategy of returning to profitability. Investing in the Zale team included strategic hiring in the field as well as our Store Support Center. In August 2010, John Legg joined Zale as Senior Vice President, Supply Chain. John is responsible for warehousing, logistics, quality, manufacturing and indirect sourcing at the Company. John's 25 years of retail supply chain experience has been instrumental in improving functions under his management. In March 2011, Jeannie Barsam, a retail leader with more than 20 years of experience, joined Zale as Senior Vice President, Merchandise Planning and Allocation. Since joining, Jeannie has built a team focused on driving inventory efficiency in order to improve sales and grow profitability. Also in March 2011, Toyin Ogun joined Zale as Senior Vice President, Human Resources and Customer Service. Toyin brings more than 25 years of diverse human resources experience to his assignment and brings in-depth knowledge in the areas of recruitment, performance management and organizational development. In July 2011, Toyin became a board member of the Diamond Council of America, reinforcing our commitment to the education and development of our Store teams. In September 2011, Brad Furry joined Zale as Senior Vice President, Chief Information Officer. Brad brings more than 28 years of information technology and applications development experience to Zale. These appointments exemplify the strategic investments we have made in organizational capability to drive our turnaround initiatives.

In the Stores area, we completed a rigorous talent review of our leadership team at the District Manager level before the last Holiday season. This year, we completed a similar review of talent at the Store Manager level. Delivering a great guest experience begins with strong leadership. Becky Mick, our Chief Stores Officer, has successfully raised the bar on talent, financial accountability and driving results.


ZALES
America's Diamond Store Since 1924

ZALES outlet
THE DIAMOND STORE

Gordon's
JEWELERS
Celebrating Relationships Since 1905

PEOPLES
the DIAMOND STORE

Mappins
FINE JEWELLERS SINCE 1935

PIERCING
Pagoda

**Improving our financial foundation.** Having secured the liquidity necessary to execute our turnaround program in fiscal 2010, our focus in 2011 was on improving this foundation. In April, we extended the maturity of $120 million of our asset-backed credit facility, which was scheduled to mature in August 2011. With this extension, all commitments under our credit facility now mature on April 30, 2014, under the same terms.

In September 2010, the Company entered into an agreement with Citibank to provide the private label credit card program for the Zales, Zales Outlet and Gordon's brands in the United States. In August 2011, we announced the launch of a new credit program that provides our customers with financing options that are additive to our current credit program. Select customers, whose credit applications have been declined by Citibank, will be offered credit under this program providing them with an affordable option to finance merchandise. Monterey Financial Services, a nationally recognized consumer finance company servicing the retail community, is our first partner. This new offering is available in Zales, Zales Outlet and Gordon's stores in the United States.

**Strengthening retail expertise on our Board of Directors.** During 2011, we added considerable retail breadth and experience to our Board of Directors. In September 2010, Ken Gilman joined our Board. Mr. Gilman brings deep retail experience with 25 years at Limited Brands, serving in numerous capacities including Chief Financial Officer and Chief Administrative Officer. In February 2011, David Dyer joined our Board. Mr. Dyer is President and Chief Executive Officer of Chico's. He has 37 years of experience and visionary leadership in retail, including Tommy Hilfiger, Lands' End, Home Shopping Network and J. Crew Catalog. These new Board members have already added significant value to our Company.

Finally, in May 2011 Matt Appel assumed the additional role of Chief Administrative Officer. In this role, Matt is responsible for real estate, merchandise planning and allocation, information technology, financial products, supply chain and logistics, as well as ongoing management of the Company's finance and control functions. Matt's leadership over the past two years has been instrumental in creating the financial foundation to execute the business turnaround. We look forward to his continued contributions in his new role.

In summary, we have made significant progress across the Company that positions us for improved performance. As we move forward, we will continue to be methodical and deliberate in the execution of our plans. We intend to strike the appropriate balance between sales and margin to allow us to continue to deliver gross margins above 50% to fuel the recovery of the business.

On behalf of your Board of Directors, officers and the more than 12,600 employees at Zale Corporation, we are grateful for your continuing support of our efforts to grow our business and increase profitability.

Sincerely,

Theo Killion
Chief Executive Officer


ZALES
America's Diamond Store Since 1924

ZALES outlet
THE DIAMOND STORE

Gordon's
JEWELERS
Celebrating Relationships Since 1905

PEOPLES
the DIAMOND STORE

Mappins
FINE JEWELLERS SINCE 1935

PIERCING
Pagoda



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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

OCT 20 2011

Washington, DC 20549

## Form 10-K

**For the fiscal year ended July 31, 2011**

# Zale Corporation

**A Delaware Corporation**
**IRS Employer Identification No. 75-0675400**
**SEC File Number 1-04129**

**901 W. Walnut Hill Lane**
**Irving, Texas 75038-1003**
**(972) 580-4000**

Zale Corporation's common stock, par value $0.01 per share, is registered pursuant to Section 12 (b) of the Securities Exchange Act of 1934 (the "Act") and is listed on the New York Stock Exchange. Zale Corporation is not a well-known seasoned issuer. Zale Corporation does not have any securities registered under Section 12(g) of the Act. Zale Corporation is required to file reports pursuant to Section 13 of the Act. Zale Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Zale Corporation was not required to submit electronically and post on the Company's website Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months due to the Rule not being applicable to the Company for the current and previous periods.

Disclosure of the delinquent filers pursuant to Item 405 of Regulation S-K will be contained in our definitive Proxy Statement, portions of which are incorporated by reference in Part III of this Form 10-K.

The aggregate market value of Zale Corporation's common stock (based upon the closing sales price quoted on the New York Stock Exchange) held by non-affiliates as of January 31, 2011 was $149,504,600. For this purpose, directors and officers have been assumed to be affiliates. As of September 13, 2011, 32,162,161 shares of Zale Corporation's common stock were outstanding.

Zale Corporation is an accelerated filer.

Zale Corporation is not a shell company.

**DOCUMENTS INCORPORATED BY REFERENCE.**

Portions of Zale Corporation's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders to be held on December 2, 2011 are incorporated by reference into Part III.

## ZALE CORPORATION AND SUBSIDIARIES

## TABLE OF CONTENTS

# PART I

## ITEM 1. BUSINESS

### General

We are, through our wholly owned subsidiaries, a leading specialty retailer of fine jewelry. At July 31, 2011, we operated 1,163 specialty retail jewelry stores and 666 kiosks located mainly in shopping malls throughout the United States of America, Canada and Puerto Rico.

We were incorporated in Delaware in 1993. Our principal executive offices are located at 901 W. Walnut Hill Lane, Irving, Texas 75038-1003. Our telephone number at that address is (972) 580-4000, and our internet address is *www.zalecorp.com.*

During the fiscal year ended July 31, 2011, we generated $1.7 billion of revenues. We compete in the approximately $64 billion U.S. and Canadian retail jewelry industry by leveraging our established brand names, economies of scale and geographic and demographic diversity. We have significant brand name recognition as a result of each of our brands' long-standing presence in the industry and our national and regional advertising campaigns. We believe that brand name recognition is an important advantage in jewelry retailing as jewelry products are generally unbranded and consumers must trust a retailer's reliability, credibility and commitment to customer service.

### Business Segments

We report our operations under three business segments: Fine Jewelry, Kiosk Jewelry and All Other. An overview of each business segment follows below. During fiscal year 2011, Fine Jewelry generated $1.5 billion, or 86 percent of our revenues and Kiosk Jewelry generated $239 million, or 14 percent of our revenues.

#### *Fine Jewelry*

Fine Jewelry is comprised of five brands, predominantly focused on the value-oriented consumer as our core customer target. Each brand specializes in fine jewelry and watches, with merchandise and marketing emphasis focused on diamond products. Zales Jewelers® is our national brand in the U.S. providing moderately priced jewelry to a broad range of customers. Zales Outlet® operates in outlet malls and neighborhood power centers and capitalizes on Zales Jewelers'® national advertising and brand recognition. Gordon's Jewelers® is a value-oriented regional jeweler. Peoples Jewellers®, Canada's largest fine jewelry retailer, provides customers with an affordable assortment and an accessible shopping experience. Mappins Jewellers® offers Canadian customers a broad selection of merchandise from engagement rings to fashionable and contemporary fine jewelry. In addition, we have made a strategic decision to expand our brand reach through the e-commerce sites, *www.zales.com, www.zalesoutlet.com, www.gordonsjewelers.com* and *www.peoplesjewellers.com*.

##### *Zales Jewelers and Gordon's Jewelers*

Zales, our U.S. based flagship, is a leading brand name in jewelry retailing in the U.S., operating 650 stores in 50 states and Puerto Rico with an average store size of 1,686 square feet. Gordon's operates 168 stores in 27 states and Puerto Rico with an average store size of 1,517 square feet.

Zales is positioned as "The Diamond Store Since 1924" given its emphasis on diamond jewelry especially in the bridal and fashion segments. The Zales brand complements its merchandise assortments with promotional strategies to increase sales during traditional gift-giving periods and throughout the year. We believe that the prominence of diamond jewelry in our product selection and Zales' reputation for customer service for over 85 years fosters an image of product expertise, quality and trust among consumers.

Gordon's was founded in 1905 and its customers share similar demographic characteristics with the Zales customer. Gordon's features items in every major jewelry category including exclusive bridal designs, branded watches, gemstones, gold merchandise, and diamond fashion and solitaire products.

Zales Jewelers' and Gordon's Jewelers' combined revenues accounted for 59 percent of our total revenues, with an average transaction value of $422 in fiscal year 2011. Additionally, both brands operate as multi-channel retailers and serve internet customers through the e-commerce sites: *www.zales.com* and *www.gordonsjewelers.com*, which accounted for approximately four percent of our total revenues in fiscal year 2011. Internet sales totaled $74.3 million in fiscal year 2011 compared to $63.8 million in fiscal year 2010.

***Peoples Jewellers and Mappins Jewellers***

In Canada, we operate 213 stores in nine provinces and enjoy the largest market share of any specialty jewelry retailer in Canada. Canadian operations consist of two brands, Peoples Jewellers and Mappins Jewellers, and accounted for 17 percent of our total revenues in fiscal year 2011. The average store size is 1,613 square feet with an average transaction value of $335 in fiscal year 2011. Beginning in October 2010, Peoples Jewellers serves internet customers through the e-commerce site, *www.peoplesjewellers.com.*

Peoples Jewellers and Mappins Jewellers are two of the most recognized brand names in Canada. Peoples was founded in 1919 and offers jewelry at affordable prices, attracting a wide variety of Canadian customers. Using the trademark "Peoples the Diamond Store" in Canada, Peoples emphasizes its diamond business while also offering a wide selection of gold jewelry, gemstone jewelry and watches. Since 2000, the Peoples brand has built recognition through an aggressive television campaign. Over the past five years, Peoples had the largest television campaign of any Canadian jewelry retailer. Mappins Jewellers differentiates itself by offering exclusive merchandise primarily in its bridal assortment and branded jewelry lines.

***Zales Outlet***

We operate 132 Zales Outlet stores in 35 states and Puerto Rico, sales from which accounted for 10 percent of our total revenues in fiscal year 2011. The average store size is 2,360 square feet, with an average transaction value of $455 in fiscal year 2011.

The outlet concept has evolved into three differentiated formats: power strip centers, traditional outlet malls and destination centers. Zales Outlet was established as an extension of the Zales brand and capitalizes on Zales' national advertising and brand recognition. Our stores feature items in every major jewelry category including branded watches, gemstones, gold merchandise, and diamond fashion and solitaire products.

***Kiosk Jewelry***

Kiosk Jewelry operates under the brand names Piercing Pagoda®, Plumb Gold™, and Silver and Gold Connection® (collectively, "Piercing Pagoda") through mall-based kiosks, and targets the opening price point jewelry customer. In May 2010, we expanded our presence in Kiosk Jewelry through the e-commerce site, *www.pagoda.com*. At July 31, 2011, Piercing Pagoda operated 666 locations in 41 states and Puerto Rico, sales from which accounted for 14 percent of our total revenues in fiscal year 2011. Kiosk Jewelry specializes in gold, silver and non-precious metal products, including entry level diamond merchandise, that capitalize on the latest fashion trends.

At the entry level price point, Kiosk Jewelry services fashion conscious customers of all ages. Kiosk Jewelry offers an extensive collection of bracelets, earrings, charms, rings, and 14 karat and 10 karat gold chains, as well as a selection of silver and diamond jewelry, all in basic styles at moderate prices. In addition, trained associates perform ear-piercing services on site.

Kiosks are generally located in high traffic areas that are easily accessible and visible within regional shopping malls. The kiosk locations average 188 square feet in size, with an average transaction value of $41 in fiscal year 2011.

### *All Other*

We provide insurance and reinsurance facilities for various types of insurance coverage, which are marketed primarily to our private label credit card customers, through Zale Indemnity Company, Zale Life Insurance Company, Jewel Re-Insurance Ltd. and ZCSC, LLC. These four companies are the insurers (either through direct written or reinsurance contracts) of our customer credit insurance coverage. In addition to providing merchandise replacement coverage for certain perils, credit insurance coverage provides protection to the creditor and cardholder for losses associated with the disability, involuntary unemployment, leave of absence or death of the cardholder. Zale Life Insurance Company also provides group life insurance coverage for our eligible employees. Zale Indemnity Company, in addition to writing direct credit insurance contracts, has certain discontinued lines of insurance that it continues to service. Credit insurance operations are dependent on our retail sales through our private label credit cards. In fiscal year 2011, 36 percent of our private label credit card purchasers purchased some form of credit insurance. Under the current private label arrangement with Citibank, our insurance affiliates provide insurance to holders of our U.S. private label credit card and receive payments for such insurance products. On May 7, 2010, we entered into a five year Private Label Credit Card Program Agreement (the "TD Agreement") with TD Financing Services Inc. ("TDFS"), a wholly-owned subsidiary of Toronto-Dominion Bank, to provide financing for our Canadian customers to purchase merchandise through private label credit cards beginning July 1, 2010. In addition, TDFS will provide credit insurance for our Canadian customers and will receive 40 percent of the net profits and the remaining 60 percent will be paid to us. The TD Agreement replaced the agreement with Citi Cards Canada Inc., which expired on June 30, 2010. In fiscal year 2011, All Other accounted for approximately one percent of our total revenues.

## Industry and Competition

Jewelry retailing is highly fragmented and competitive. We compete with a large number of independent regional and local jewelry retailers, as well as with other national jewelry chains. We also compete with other types of retailers who sell jewelry and gift items such as department stores, discounters, direct mail suppliers, online retailers and television home shopping programs. Certain of our competitors are non-specialty retailers, which are larger and have greater financial resources than we do. The malls where most of our stores are located typically contain competing national chains, independent jewelry stores and/or department store jewelry departments. We believe that we also are competing for consumers' discretionary spending dollars and, therefore, compete with retailers who offer merchandise other than jewelry. Therefore, we compete primarily on the basis of our reputation for high quality products, brand recognition, store location, distinctive and value-oriented merchandise, personalized customer service and ability to offer private label credit card programs to customers wishing to finance their purchases. Our success also is dependent on our ability to both create and react to customer demand for specific merchandise categories.

The U.S. and Canadian retail jewelry industry accounted for approximately $64 billion of sales in 2010, according to publicly available data. We have a three percent market share in the combined U.S. and Canadian markets. The largest jewelry retailer in the combined U.S. and Canadian markets is believed to be Wal-Mart Stores, Inc. Other significant segments of the fine jewelry industry include national chain department stores (such as J.C. Penney Company, Inc.), mass merchant discount stores (such as Wal-Mart Stores, Inc.), other general merchandise stores, specialty retail jewelers (such as Signet Jewelers Limited) and apparel and accessory stores. The remainder of the retail jewelry industry is comprised primarily of catalog and mail order houses, direct-selling establishments, TV shopping networks (such as QVC, Inc.) and online jewelers.

We hold no material patents, licenses, franchises or concessions; however, our established trademarks and trade names are essential to maintaining our competitive position in the retail jewelry industry.

## Operations by Brand

The following table presents revenues, average sales per location and the number of locations for each of our brands for the periods indicated.

| | Year Ended July 31, | | |
|---|---|---|---|
| **Revenues (in thousands)** | **2011** | **2010** | **2009** |
| Zales (including *zales.com*) | $ 851,748 | $ 788,491 | $ 879,424 |
| Gordon's (including *gordonsjewelers.com*) | 174,475 | 174,586 | 230,995 |
| Zales Outlet | 166,317 | 154,747 | 168,497 |
| Peoples and Mappins (including *peoplesjewellers.com*)(a)(b) | 298,107 | 260,683 | 256,710 |
| Piercing Pagoda (including *pagoda.com*)(c) | 239,231 | 226,187 | 232,809 |
| Insurance | 12,685 | 11,611 | 11,309 |
| | $1,742,563 | $1,616,305 | $1,779,744 |
| **Average Sales Per Location (in thousands)(d):** | | | |
| Zales | $ 1,184 | $ 1,079 | $ 1,142 |
| Gordon's | 940 | 875 | 965 |
| Zales Outlet | 1,229 | 1,147 | 1,149 |
| Peoples and Mappins | 1,409 | 1,212 | 1,213 |
| Piercing Pagoda | 356 | 338 | 330 |

(a) In October 2010, we commenced operations of an e-commerce site for Peoples Jewellers.

(b) Reflects all revenue from Canadian operations, which constitutes all of our foreign operations. Long-lived assets from foreign operations totaled approximately $30.9 million, $35.4 million and $40.6 million at July 31, 2011, 2010 and 2009, respectively.

(c) In May 2010, we commenced operations of an e-commerce site for Piercing Pagoda.

(d) Based on merchandise sales for locations open a full 12 months during the applicable year.

| | Locations by Brand | | |
|---|---|---|---|
| Year Ended July 31, 2011 | Locations Opened During Period | Locations Closed During Period | Locations at End of Period |
| Zales | 1 | 26 | 650 |
| Gordon's | — | 24 | 168 |
| Zales Outlet | 2 | 6 | 132 |
| Peoples and Mappins | 1 | 3 | 213 |
| Piercing Pagoda | 7 | 13 | 666 |
| | 11 | 72 | 1,829 |
| **Year Ended July 31, 2010** | | | |
| Zales | — | 18 | 675 |
| Gordon's | — | 10 | 192 |
| Zales Outlet | — | 4 | 136 |
| Peoples and Mappins | 6 | 3 | 215 |
| Piercing Pagoda | — | 12 | 672 |
| | 6 | 47 | 1,890 |
| **Year Ended July 31, 2009** | | | |
| Zales | 3 | 94 | 693 |
| Gordon's | — | 59 | 202 |
| Zales Outlet | 6 | 9 | 140 |
| Peoples and Mappins | 5 | 1 | 212 |
| Piercing Pagoda | — | 55 | 684 |
| | 14 | 218 | 1,931 |

### Business Segment Data

Information concerning sales, segment income and total assets attributable to each of our business segments is set forth below in Item 6, "Selected Financial Data," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the "Notes to Consolidated Financial Statements," all of which are incorporated herein by reference.

### Customer Experience

Our stores are designed to differentiate our brands, create an attractive environment, make shopping convenient and enjoyable, and maximize operating efficiencies, all of which enhance the customer experience. Our store layout is designed to optimize merchandise presentation, which provides particular focus on arrangement of showcases, lighting and materials. To support peak selling seasons, merchandise presentations are changed periodically.

Each of our stores is led by a store manager who is responsible for store-level operations, including overall store sales and personnel matters. Administrative matters, including purchasing, distribution and payroll, are consolidated at the corporate level to maintain efficiency and lower operating costs. To protect the investment in our fine jewelry, all stores also offer protection plans to our guests that provide extended warranty coverage that may be purchased at the customer's option, and generous return and exchange policies. To facilitate sales, stores will hold merchandise in layaway, generally requiring a deposit of not less than 10 percent of the purchase price at the inception of the layaway transaction.

We believe it is important to provide knowledgeable and responsive customer service and we maintain a strong focus on connecting with the customer, both through advertising and in-store communications and service. Our goal is to form and sustain an effective relationship with the customer from the first sale. We have a centralized customer service call center to effectively address customer service issues at lower aggregate cost.

We continue to focus on the level and frequency of our employee education and training programs, particularly with store managers and jewelry consultants. We provide selling and merchandise product training for all store personnel. In fiscal year 2011, we launched a new training program, *Engage,* designed to ensure our jewelry consultants across all brands will provide a consistent customer experience. We have also continued to expand Diamond Council of America ("DCA") training to our store managers, district managers, regional directors and certain jewelry consultants to provide a more in-depth understanding of the technical aspects of selling diamonds. At July 31, 2011, 48 percent of our store personnel were DCA certified compared to 15 percent last year.

**Purchasing and Inventory**

We purchase the majority of our merchandise in finished form from a network of established suppliers and manufacturers located primarily in the United States, India, Southeast Asia and Italy. We have a direct sourcing team that purchases products from 20 countries and we operate a manufacturing subsidiary that is our largest supplier of finished products. At the end of fiscal year 2011, approximately four percent and 15 percent of our total inventory represented raw materials and finished goods related to our manufacturing program and distribution center, respectively. All purchasing is done through buying offices at our corporate headquarters ("Store Support Center"). Consignment inventory has historically consisted of test programs, merchandise at higher price points or merchandise that otherwise does not warrant the risk of ownership. We had $53.5 million and $81.1 million of consignment inventory on hand at July 31, 2011 and 2010, respectively. During fiscal years 2011 and 2010, we purchased approximately 17 percent and 20 percent, respectively, of our finished merchandise from our top five vendors with no single vendor exceeding five percent in 2011. If our supply with these top vendors were disrupted, particularly at certain critical times during the year, our sales could be adversely affected in the short term until alternative supply arrangements could be established.

We maintain stringent inventory control systems, extensive security systems and loss prevention procedures to minimize inventory losses. We screen employment applicants and provide our store personnel with training in loss prevention. Despite such precautions, we experience theft losses from time to time, and maintain insurance to cover such external losses.

As a specialty retail jeweler, we are affected by industry-wide fluctuations in the prices of diamonds, gold, silver and other metals and stones. The supply and prices of diamonds in the principal world markets are significantly influenced by a single entity, Diamond Trading Company, which has traditionally controlled the sale of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters at prices determined in its sole discretion. The availability of diamonds to Diamond Trading Company and our suppliers is to some extent dependent on the political environment in diamond-producing countries and on continuation of prevailing supply and marketing arrangements for raw diamonds. Until alternate sources are developed, any sustained interruption in the supply of diamonds could adversely affect us and the retail jewelry industry as a whole. The inverse is true with respect to any oversupply from diamond-producing countries, which could cause diamond prices to fall.

**Proprietary Credit**

Our private label credit card programs help facilitate the sale of merchandise to customers who wish to finance their purchases rather than use cash or other payment sources. We offer revolving and interest free credit plans under our private label credit card programs, which allows our jewelry consultants to provide the customer with a variety of financing options. Approximately 32 percent and 34 percent of our U.S. sales (excluding Piercing Pagoda which does not offer proprietary credit) were financed by proprietary credit in fiscal years 2011 and 2010, respectively. Our Canadian propriety credit card sales represented approximately 21 percent and 22 percent of Canadian sales for fiscal years 2011 and 2010, respectively.

In March 2001, we entered into a 10-year agreement with Citibank under which Citibank issued private label credit cards branded with an appropriate trademark, and provided financing for our U.S. customers to purchase merchandise in exchange for payment by us of a merchant fee based on a percentage of each credit card sale. The merchant fee varied according to the credit plan that was chosen by the customer (i.e., revolving, interest free). The agreement also enabled us to write credit insurance. In September 2010, prior to the scheduled expiration of the Citibank agreement in March 2011, we entered into a five year agreement to amend and restate various terms of the Merchant Services Agreement with Citibank, to provide financing for our U.S. customers beginning October 1, 2010.

In May 2010, we entered into a five year Private Label Credit Card Program Agreement with TDFS to provide financing for our Canadian customers to purchase merchandise through private label credit cards beginning July 1, 2010. The agreement with TDFS replaced the agreement with Citi Cards Canada Inc., which expired on June 30, 2010.

In August 2011, we entered into an agreement with Monterey Financial Services, Inc. to provide alternative financing options to our U.S. customers who have been declined by Citibank.

**Employees**

As of July 31, 2011, we had approximately 12,600 employees, of whom approximately 14 percent were Canadian employees and less than one percent of whom were represented by unions. Additionally, we usually hire temporary employees during November and December of each year, the Holiday season.

**Seasonality**

As a specialty retailer of fine jewelry, our business is seasonal in nature, with our second fiscal quarter, which includes the holiday months of November and December, accounting for a disproportionately greater percentage of annual sales and cash flow than the other three quarters. Other important periods include Valentine's Day and Mother's Day. We expect such seasonality to continue.

**Information Technology**

Our technology systems provide information necessary for: (i) store operations; (ii) inventory control; (iii) profitability monitoring by certain measures (merchandise category, buyer, store); (iv) customer service; (v) expense control programs; and (vi) overall management decision support. Significant data processing systems include point-of-sale reporting, purchase order management, replenishment, warehouse management, merchandise planning and control, payroll, general ledger, sales audit and accounts payable. Bar code ticketing and scanning are used at all point-of-sale terminals to ensure accurate sales and margin data compilation and to provide for inventory control monitoring. Information is made available online to merchandising staff on a timely basis, thereby increasing the merchants' ability to be responsive to changes in customer behavior.

Our information technology systems and processes allow management to monitor, review and control operational performance on a daily, monthly, quarterly and annual basis for each store and each transaction. Senior management can review and analyze activity by store, amount of sale, terms of sale or employees who sell the merchandise.

We have a data center operations services agreement with a third party for the management of our client server systems, Local Area Network operations, Wide Area Network management and technology support. In June 2010, we entered into a new services agreement that supersedes the agreement that was scheduled to expire in 2012. The new agreement requires fixed payments totaling $34.5 million over a

74-month period plus a variable amount based on usage. We believe that by outsourcing our data center operations, we are better able to focus our resources on developing and executing our strategic initiatives.

We have historically upgraded, and expect to continue to upgrade, our information systems to improve operations and support future growth. We estimate we will make capital expenditures of approximately $8 million in fiscal year 2012 for enhancements to our information systems and infrastructure.

**Regulation**

Our operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our private label credit cards, credit to our customers is provided primarily through bank cards such as Visa®, MasterCard®, and Discover®. Regulations implementing the Credit Card Accountability Responsibility and Disclosure Act of 2009 imposed new restrictions on credit card pricing, finance charges and fees, customer billing practices and payment application that have negatively impacted the availability of credit to our customers. Any change in the regulation of credit which would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations or financial condition.

We are subject to the jurisdiction of various state and other taxing authorities. From time to time, these taxing authorities conduct reviews or audits of the Company.

The sale of insurance products is also regulated. Our four wholly-owned insurance companies are required to file reports with various insurance commissions, and are also subject to regulations relating to capital adequacy, the payment of dividends and the operation of their businesses generally. State laws also impose registration and disclosure obligations with respect to the credit and other insurance products that we sell to our customers. In addition, the providers of our private label credit programs are subject to disclosure and other requirements under state and federal law and are subject to review by the Federal Trade Commission and the state and federal banking regulators.

Merchandise in the retail jewelry industry is frequently sold at a discount off the "regular" or "original" price. We are subject to federal and state regulations requiring retailers offering merchandise at promotional prices to offer the merchandise at regular or original prices for stated periods of time. Additionally, we are subject to certain truth-in-advertising and various other laws, including consumer protection regulations that regulate retailers generally and/or the promotion and sale of jewelry in particular.

The U.S. Dodd-Frank Act requires the Securities and Exchange Commission ("SEC") to issue rules, which are still being prepared, for the disclosure and reporting on the use of certain minerals, including gold, which come from the conflict zones of the Democratic Republic of Congo and adjoining countries. The supply chain for gold and other minerals is complex and it is estimated that the rules will likely add to the Company's costs, but this increase is not expected to be material.

**Available Information**

We provide links to our filings with the SEC and to the SEC filings of our directors and executive officers under Section 16 (Forms 3, 4 and 5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), free of charge, on our website at *www.zalecorp.com*, under the heading "Investor Relations" in the "SEC Filings" section. These links are automatically updated, so the filings are available immediately after they are made publicly available by the SEC. These filings also are available through the SEC's EDGAR system at *www.sec.gov.*

Our certificate of incorporation and bylaws as well as the charters for the compensation, audit, nominating and corporate governance committees of our Board of Directors and the corporate governance guidelines are available on our website at *www.zalecorp.com*, under the heading "About Zale Corporation" in the "Corporate Governance" section.

We have a Code of Business Conduct and Ethics (the "Code"). All of our directors, executive officers and employees are subject to the Code. The Code is available on our web site at *www.zalecorp.com*, under the heading "About Zale Corporation" in the "Corporate Governance" section. Waivers of the Code, if any, for directors and executive officers would be disclosed in a SEC filing on Form 8-K or, to the extent permitted by law, on our website.

## ITEM 1A. RISK FACTORS

We make forward-looking statements in this Annual Report on Form 10-K and in other reports we file with the SEC. In addition, members of our senior management make forward-looking statements orally in presentations to analysts, investors, the media and others. Forward-looking statements include statements regarding our objectives and expectations with respect to our financial plan, sales and earnings, merchandising and marketing strategies, acquisitions and dispositions, share repurchases, store openings, renovations, remodeling and expansion, inventory management and performance, liquidity and cash flows, capital structure, capital expenditures, development of our information technology and telecommunications plans and related management information systems, e-commerce initiatives, human resource initiatives and other statements regarding our plans and objectives. In addition, the words "plans to," "anticipate," "estimate," "project," "intend," "expect," "believe," "forecast," "can," "could," "should," "will," "may," or similar expressions may identify forward-looking statements, but some of these statements may use other phrasing. These forward-looking statements are intended to relay our expectations about the future, and speak only as of the date they are made. We disclaim any obligation to update or revise publicly or otherwise any forward-looking statements to reflect subsequent events, new information or future circumstances.

Forward-looking statements are not guarantees of future performance and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.

**If the general economy performs poorly, discretionary spending on goods that are, or are perceived to be, "luxuries" may not grow and may decrease.**

Jewelry purchases are discretionary and may be affected by adverse trends in the general economy (and consumer perceptions of those trends). In addition, a number of other factors affecting consumers such as employment, wages and salaries, business conditions, energy costs, credit availability and taxation policies, for the economy as a whole and in regional and local markets where we operate, can impact sales and earnings. The economic downturn that began in 2008 has significantly impacted our sales and the continuation of this downturn, and particularly its worsening, would have a material adverse impact on our business and financial condition.

**The concentration of a substantial portion of our sales in three relatively brief selling periods means that our performance is more susceptible to disruptions.**

A substantial portion of our sales are derived from three selling periods—Holiday (Christmas), Valentine's Day and Mother's Day. Because of the briefness of these three selling periods, the opportunity for sales to recover in the event of a disruption or other difficulty is limited, and the impact of disruptions and difficulties can be significant. For instance, adverse weather (such as a blizzard or hurricane), a significant interruption in the receipt of products (whether because of vendor or other product problems), or a sharp decline in mall traffic occurring during one of these selling periods could materially impact sales for the affected period and, because of the importance of each of these selling periods, commensurately impact overall sales and earnings.

**Any disruption in the supply of finished goods from our largest merchandise vendors could adversely impact our sales.**

We purchase substantial amounts of finished goods from our five largest merchandise vendors. If our supply with these top vendors was disrupted, particularly at certain critical times of the year, our sales could be adversely affected in the short-term until alternative supply arrangements could be established.

**Most of our sales are of products that include diamonds, precious metals and other commodities. A substantial portion of our purchases and sales occur outside the United States. Fluctuations in the availability and pricing of commodities or exchange rates could impact our ability to obtain, produce and sell products at favorable prices.**

The supply and price of diamonds in the principal world market are significantly influenced by a single entity, which has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters at prices determined in its sole discretion. The availability of diamonds also is somewhat dependent on the political conditions in diamond-producing countries and on the continuing supply of raw diamonds. Any sustained interruption in this supply could have an adverse affect on our business.

We also are affected by fluctuations in the price of diamonds, gold and other commodities. A significant change in prices of key commodities could adversely affect our business by reducing operating margins or decreasing consumer demand if retail prices are increased significantly. Our vendors have experienced significant increases in commodity costs, especially diamond, gold and silver costs. It is likely that the increase in commodity prices will result in higher merchandise costs, which could materially affect us in the future. In addition, foreign currency exchange rates and fluctuations impact costs and cash flows associated with our Canadian operations and the acquisition of inventory from international vendors.

A substantial portion of our raw materials and finished goods are sourced in countries generally described as having developing economies. Any instability in these economies could result in an interruption of our supplies, increases in costs, legal challenges and other difficulties.

The U.S. Dodd-Frank Act requires the Securities and Exchange Commission to issue rules, which are still being prepared, for the disclosure and reporting on the use of certain minerals, including gold, which come from the conflict zones of the Democratic Republic of Congo and adjoining countries. The supply chain for gold and other minerals is complex and it is estimated that the rules will likely add to the Company's costs, but this increase is not expected to be material.

**Our sales are dependent upon mall traffic.**

Our stores and kiosks are located primarily in shopping malls throughout the U.S., Canada and Puerto Rico. Our success is in part dependent upon the continued popularity of malls as a shopping destination and the ability of malls, their tenants and other mall attractions to generate customer traffic. Accordingly, a significant decline in this popularity, especially if it is sustained, would substantially harm our sales and earnings. In addition, even assuming this popularity continues, mall traffic can be negatively impacted by weather, gas prices and similar factors.

**We operate in a highly competitive and fragmented industry.**

The retail jewelry business is highly competitive and fragmented, and we compete with nationally recognized jewelry chains as well as a large number of independent regional and local jewelry retailers and other types of retailers who sell jewelry and gift items, such as department stores and mass merchandisers. We also compete with internet sellers of jewelry. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising efforts in order for us to remain competitive.

**Any failure by us to manage our inventory effectively will negatively impact our financial condition, sales and earnings.**

We purchase much of our inventory well in advance of each selling period. In the event we misjudge consumer preferences or demand, we will experience lower sales than expected and will have excessive inventory that may need to be written down in value or sold at prices that are less than expected, which could have a material adverse impact on our business and financial condition.

**Any failure of our pricing and promotional strategies to be as effective as desired will negatively impact our sales and earnings.**

We set the prices for our products and establish product specific and store-wide promotions in order to generate store traffic and sales. While these decisions are intended to maximize our sales and earnings, in some instances they do not. For instance, promotions, which can require substantial lead time, may not be as effective as desired or may prove unnecessary in certain economic circumstances. Where we have implemented a pricing or promotional strategy that does not work as expected, our sales and earnings will be adversely impacted.

**Because of our dependence upon a small concentrated number of landlords for a substantial number of our locations, any significant erosion of our relationships with those landlords or their financial condition would negatively impact our ability to obtain and retain store locations.**

We are significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs that allow us to earn a reasonable return on our locations. We depend on the leasing market and our landlords to determine supply, demand, lease cost and operating costs and conditions. We cannot be certain as to when or whether desirable store locations will become or remain available to us at reasonable lease and operating costs. Several large landlords dominate the ownership of prime malls, and we are dependent upon maintaining good relations with those landlords in order to obtain and retain store locations on optimal terms. From time to time, we do have disagreements with our landlords and a significant disagreement, if not resolved, could have an adverse impact on our business. In addition, any financial weakness on the part of our landlords could adversely impact us in a number of ways, including decreased marketing by the landlords and the loss of other tenants that generate mall traffic.

**Any disruption in, or changes to, our private label credit card arrangements may adversely affect our ability to provide consumer credit and write credit insurance.**

We rely on third party credit providers to provide financing for our customers to purchase merchandise and credit insurance through private label credit cards. Any disruption in, or changes to, our credit card agreements would adversely affect our sales and earnings.

**Significant restrictions in the amount of credit available to our customers could negatively impact our business and financial condition.**

Our customers rely heavily on financing provided by credit card companies to purchase our merchandise. The availability of credit to our customers is impacted by numerous factors, including general economic conditions and regulatory requirements relating to the extension of credit. Numerous federal and state laws impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. Regulations implementing the Credit Card Accountability Responsibility and Disclosure Act of 2009 imposed new restrictions on credit card pricing, finance charges and fees, customer billing practices and payment application that have negatively impacted the availability of credit to our customers. Future regulations or changes in the application of current laws could further impact the availability of credit to our customers. If the amount of available credit provided to our customers is significantly restricted, which recently has been the trend, our sales and earnings would be negatively impacted.

**We are dependent upon our revolving credit agreement, senior secured term loan and other third party financing arrangements for our liquidity needs.**

We have a revolving credit agreement and a senior secured term loan that contain various financial and other covenants. Should we be unable to fulfill the covenants contained in these loans, we would be unable to fund our operations without a significant restructuring of our business.

**If the credit markets deteriorate, our ability to obtain the financing needed to operate our business could be adversely impacted.**

We utilize a revolving credit agreement to finance our working capital requirements, including the purchase of inventory, among other things. If our ability to obtain the financing needed to meet these requirements was adversely impacted as a result of continued deterioration in the credit markets, our business could be significantly impacted. In addition, the amount of available borrowings under our revolving credit agreement is based, in part, on the appraised liquidation value of our inventory. Any declines in the appraised value of our inventory could impact our ability to obtain the financing necessary to operate our business.

**Any security breach with respect to our information technology systems could result in legal or financial liabilities, damage to our reputation and a loss of customer confidence.**

During the course of our business, we regularly obtain and transmit through our information technology systems customer credit and other data. If our information technology systems are breached due to the actions of outside parties, or otherwise, an unauthorized third party may obtain access to confidential customer information. Any breach of our systems that results in unauthorized access to customer information could cause us to incur significant legal and financial liabilities, damage to our reputation and a loss of customer confidence. In each case, these impacts could have an adverse effect on our business and results of operations.

**Acquisitions and dispositions involve special risk, including the risk that we may not be able to complete proposed acquisitions or dispositions or that such transactions may not be beneficial to us.**

We have made significant acquisitions and dispositions in the past and may in the future make additional acquisitions and dispositions. Difficulty integrating an acquisition into our existing infrastructure and operations may cause us to fail to realize expected return on investment through revenue increases, cost savings, increases in geographic or product presence and customer reach, and/or other projected benefits from the acquisition. In addition, we may not achieve anticipated cost savings or may be unable to find attractive investment opportunities for funds received in connection with a disposition. Additionally, attractive acquisition or disposition opportunities may not be available at the time or pursuant to terms acceptable to us and we may be unable to complete acquisitions or dispositions.

**Ineffective internal controls can have adverse impacts on the Company.**

Under Federal law, we are required to maintain an effective system of internal controls over financial reporting. Should we not maintain an effective system, it would result in a violation of those laws and could impair our ability to produce accurate and timely financial statements. In turn, this could result in increased audit costs, a loss of investor confidence, difficulties in accessing the capital markets, and regulatory and other actions against us. Any of these outcomes could be costly to both our shareholders and us.

**Changes in estimates, assumptions and judgments made by management related to our evaluation of goodwill and other long-lived assets for impairment could significantly affect our financial results.**

Evaluating goodwill and other long-lived assets for impairment is highly complex and involves many subjective estimates, assumptions and judgments by our management. For instance, management makes estimates and assumptions with respect to future cash flow projections, terminal growth rates, discount rates and long-term business plans. If our actual results are not consistent with our estimates, assumptions and judgments made by management, we may be required to recognize impairments.

**Additional factors may adversely affect our financial performance.**

Increases in expenses that are beyond our control including items such as increases in interest rates, inflation, fluctuations in foreign currency rates, higher tax rates and changes in laws and regulations, may negatively impact our operating results.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 2. PROPERTIES

We lease a 430,000 square foot facility, which serves as our corporate headquarters and primary distribution facility. The lease for this facility extends through March 2018. The facility is located in Las Colinas, a planned business development in Irving, Texas, near the Dallas/Fort Worth International Airport. Our Canadian distribution operation is conducted in a leased 26,280 square foot facility in Toronto, Ontario with a lease term through November 2014. We also lease a 20,000 square foot distribution and warehousing facility in Irving, Texas, with a lease term through February 2012, which serves as the Piercing Pagoda distribution center.

We rent our store retail space under leases that generally range in terms from 5 to 10 years and may contain minimum rent escalation clauses, while kiosk leases generally range from three to five years. Most of the store leases provide for the payment of base rentals plus real estate taxes, insurance, common area maintenance fees and merchants association dues, as well as percentage rents based on the store's gross sales.

We lease 19 percent of our store and kiosk locations from Simon Property Group and 13 percent of our store and kiosk locations from General Growth Management, Inc. No other lessor accounts for 10 percent or more of our store and kiosk locations.

The following table indicates the expiration dates of our leases as of July 31, 2011:

| Term Expires | Stores | Kiosks | Other(a) | Total | Percentage of Total |
|---|---|---|---|---|---|
| 2012 | 230 | 314 | 3 | 547 | 29.8% |
| 2013 | 195 | 224 | — | 419 | 22.8% |
| 2014 | 144 | 70 | — | 214 | 11.7% |
| 2015 | 136 | 47 | 1 | 184 | 10.0% |
| 2016 and thereafter | 458 | 11 | 1 | 470 | 25.7% |
| | 1,163 | 666 | 5 | 1,834 | 100.0% |

(a) Other includes the Store Support Center, distribution centers and storage facilities.

Management believes that substantially all of the store leases expiring in fiscal year 2012 that it wishes to renew (including leases which expired earlier and are currently being operated under month-to-month extensions) will be renewed. We expect that leases will be renewed on terms not materially different than the terms of the expiring or expired leases. Management believes our facilities are suitable and adequate for our business as presently conducted.

## ITEM 3. LEGAL PROCEEDINGS AND OTHER MATTERS

Information regarding legal proceedings is incorporated by reference from Note 19 to our consolidated financial statements set forth, under the heading, "Contingencies," in Part IV of this report.

## ITEM 4. RESERVED

## ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following individuals serve as our executive officers of the Company. Executive officers are elected by the Board of Directors annually, each to serve until his or her successor is elected and qualified, or until his or her earlier resignation, removal from office or death.

| Name | Age | Position |
|---|---|---|
| Theo Killion | 60 | Chief Executive Officer |
| Matthew W. Appel | 55 | Chief Administrative Officer and Chief Financial Officer |
| Gilbert P. Hollander | 58 | Executive Vice President, Chief Merchant and Sourcing Officer |
| Richard A. Lennox | 46 | Executive Vice President, Chief Marketing Officer |
| Jeannie Barsam | 50 | Senior Vice President, Merchandise Planning and Allocation |
| John A. Legg | 49 | Senior Vice President, Supply Chain |
| Becky Mick | 49 | Senior Vice President, Chief Stores Officer |
| Toyin Ogun | 51 | Senior Vice President, Human Resources and Customer Service |

### Executive Officers

The following is a brief description of the business experience of the Company's executive officers for at least the past five years.

*Mr. Theo Killion* has served as Chief Executive Officer of the Company since September 23, 2010. He served as President of the Company from August 5, 2008 to September 23, 2010, and as Interim Chief Executive Officer from January 13, 2010 to September 23, 2010. From January 23, 2008 to August 5, 2008, Mr. Killion served as Executive Vice President of Human Resources, Legal and Corporate Strategy. From May 2006 to January 2008, Mr. Killion was employed with the executive recruiting firm Berglass+Associates, focusing on companies in the retail, consumer goods and fashion industries. From April 2004 through April 2006, Mr. Killion served as Executive Vice President of Human Resources at Tommy Hilfiger. From 1996 to 2004, Mr. Killion served in various management positions with Limited Brands.

*Mr. Matthew W. Appel* was appointed Chief Administrative Officer of the Company effective May 5, 2011, and continues to serve as the Company's Chief Financial Officer. Mr. Appel was named Executive Vice President of the Company effective May 2009 and appointed Chief Financial Officer of the Company on June 15, 2009. From March 2007 to May 2009, Mr. Appel served as Vice President and Chief Financial Officer of ExlService Holdings, Inc. Prior to ExlService Holdings, Inc, Mr. Appel was Vice President, BPO Product Management from 2006 to 2007 and Vice President, Finance and Administration BPO from 2003 through 2005 at Electronic Data Systems Corporation. From 2001 to 2003, Mr. Appel was the Senior Vice President, Finance and Accounting BPO at Affiliated Computer Services, Inc. Mr. Appel began his career with Arthur Andersen, where he spent seven years in their audit practice. Mr. Appel is a certified public accountant and certified management accountant.

*Mr. Gilbert P. Hollander* was appointed Executive Vice President and Chief Sourcing Officer in September 2007, and was given the additional title of Chief Merchant on January 13, 2010. Prior to that appointment, Mr. Hollander served as President, Corporate Sourcing/Piercing Pagoda beginning in May 2006, and was given the additional title of Group Senior Vice President in August 2006. From January 2005 to August 2006, he served as President, Piercing Pagoda. Prior to and up until that appointment, Mr. Hollander served as Vice President of Divisional Merchandise for Piercing Pagoda, to which he was appointed in August 2003. Mr. Hollander served as Senior Vice President of Merchandising for Piercing Pagoda from February 2000 to August 2003. Prior to February 2000, Mr. Hollander held various management positions within Piercing Pagoda beginning in May of 1997.

*Mr. Richard A. Lennox* was appointed Executive Vice President, Chief Marketing Officer of the Company effective August 2009. Prior to joining the Company, Mr. Lennox served as Executive Vice President, Marketing Director at J. Walter Thompson–New York. Mr. Lennox started at J. Walter Thompson in 1989 and held various senior level marketing positions. He began his career in 1987 with AGB–London.

*Ms. Jeannie Barsam* was appointed Senior Vice President, Merchandise Planning and Allocation in March 2011. Prior to joining the Company, Ms. Barsam served as Senior Vice President, Planning and Allocation of Charlotte Russe, Inc. from November 2009 to February 2011. From December 2007 to November 2009, Ms. Barsam served as Senior Vice President, Merchandise Planning and Allocation of The Talbots, Inc. Prior to The Talbots, Inc., Ms. Barsam held various senior management positions with Gap, Inc. from August 2000 to December 2007.

*Mr. John A. Legg* was appointed Senior Vice President, Supply Chain in August 2010. Prior to joining the Company, Mr. Legg served as Managing Director of Management Services International, LLC from 2008 to 2010. From 2007 to 2008, Mr. Legg was Senior Vice President, Global Distribution and Logistics of The Warnaco Group, Inc. Prior to The Warnaco Group, Inc., Mr. Legg was Vice President, International Distribution of Liz Claiborne, Inc., from 1999 to 2007.

*Ms. Becky Mick* was appointed Senior Vice President, Chief Stores Officer in July 2010. Ms. Mick served as Vice President Zale North America since joining the Company in September 2008. Prior to joining the Company, Ms. Mick served as Vice President, Director of Stores and Operations of The Disney Store from May 2006 to April 2008. Ms. Mick served as Vice President of The Children's Place from August 2005 to May 2006. From 1997 to 2005, Ms. Mick held various management positions with Old Navy.

*Mr. Toyin Ogun* was appointed Senior Vice President, Human Resource and Customer Service in March 2011. Prior to joining the Company, Mr. Ogun served as Vice President, Human Resource of L.L. Bean, Inc. from October 2009 to March 2010. Mr. Ogun served as Senior Vice President and Chief Talent Officer of Sears Holdings from August 2007 to August 2009. Prior to Sears Holdings, Mr. Ogun held various senior management positions with Limited Brands, Inc. from February 1998 to August 2007.

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "ZLC." The following table sets forth the high and low sale prices as reported on the NYSE for our common stock for each fiscal quarter during the two most recent fiscal years.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| First | $2.70 | $1.53 | $8.20 | $4.73 |
| Second | $5.76 | $2.72 | $5.51 | $2.08 |
| Third | $4.92 | $3.40 | $3.80 | $1.83 |
| Fourth | $6.81 | $3.25 | $3.27 | $1.39 |

As of September 13, 2011, the Company's outstanding shares of common stock were held by approximately 556 holders of record. We have not paid dividends on the common stock since its initial issuance on July 30, 1993, and do not anticipate paying dividends on the common stock in the foreseeable future. In addition, our revolving credit agreement and our Senior Secured Term Loan limit our ability to pay dividends or repurchase our common stock. At July 31, 2011, we had borrowing availability under the revolving credit agreement of approximately $161.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources" and "Notes to Consolidated Financial Statements–Long-Term Debt" for additional information related to our revolving credit agreement and Senior Secured Term Loan.

**Corporate Performance Graph**

The following graph shows a comparison of cumulative total returns for the Company, the S&P 500 Index, the S&P 600 Specialty Store Index and the S&P 600 Smallcap Index for the period from July 31, 2006 to July 31, 2011. The comparison assumes $100 was invested on July 31, 2006 in the Company's common stock and in each of the three indices and, for the S&P 500 Index, the S&P 600 Specialty Store Index and the S&P 600 Smallcap Index, assumes reinvestment of dividends. The Company has not paid any dividends during this period.



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ZALE CORP
S&P 500 INDEX
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| | 7/31/06 | 1/31/07 | 7/31/07 | 1/31/08 | 7/31/08 | 1/31/09 | 7/31/09 | 1/31/10 | 7/31/10 | 1/31/11 | 7/31/11 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Zale Corporation . . . . . . | $100.00 | $107.46 | $ 82.90 | $ 63.88 | $ 86.37 | $ 4.84 | $23.12 | $ 8.51 | $ 6.87 | $ 18.24 | $ 21.91 |
| S&P 500 . . . . . . . . . . . . | 100.00 | 113.75 | 116.13 | 111.12 | 103.25 | 68.20 | 82.64 | 90.79 | 94.07 | 110.94 | 112.56 |
| S&P Smallcap Spec . . . . | 100.00 | 120.80 | 113.16 | 80.95 | 81.36 | 44.66 | 78.49 | 91.31 | 103.22 | 133.34 | 129.97 |
| S&P 600 Smallcap . . . . . | 100.00 | 112.98 | 114.10 | 104.97 | 104.66 | 66.41 | 84.49 | 92.29 | 100.69 | 120.83 | 125.58 |

*The stock price performance depicted in the above graph is not necessarily indicative of future price performance. The Corporate Performance Graph shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing by the Company under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the graph by reference in such filing.*

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data is qualified in its entirety by our consolidated financial statements (and the related notes thereto) contained elsewhere in this Annual Report on Form 10-K and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data and balance sheet data for each of the fiscal years ended July 31, 2011, 2010, 2009 and 2008 has been derived from our audited consolidated financial statements. The statement of operations and balance sheet data for the fiscal year ended July 31, 2007 has been derived from our unaudited consolidated financial statements. During fiscal year 2008, we sold Bailey Banks & Biddle. As a result, their operations are reflected as discontinued operations in the following consolidated statements of operations. All amounts in the following table are in thousands, except per share amounts.

| | Year Ended July 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| Revenues | $1,742,563 | $1,616,305 | $1,779,744 | $2,138,041 | $2,152,785 |
| Costs and expenses: | | | | | |
| Cost of sales(a) | 862,468 | 802,172 | 948,572 | 1,089,553 | 1,029,553 |
| Selling, general and administrative | 859,588 | 846,205 | 934,249 | 991,772 | 974,855 |
| Depreciation and amortization | 41,326 | 50,005 | 58,947 | 60,244 | 56,595 |
| Other charges (gains)(b) | 7,047 | 33,370 | 46,940 | (10,700) | 9,658 |
| Operating (loss) earnings | (27,866) | (115,447) | (208,964) | 7,172 | 82,124 |
| Interest expense(c) | 82,619 | 15,657 | 10,399 | 12,364 | 18,969 |
| Other gains(d) | — | (6,564) | — | (3,500) | — |
| (Loss) earnings before income taxes | (110,485) | (124,540) | (219,363) | (1,692) | 63,155 |
| Income tax expense (benefit) | 1,557 | (28,750) | (53,015) | 4,761 | 16,812 |
| (Loss) earnings from continuing operations | (112,042) | (95,790) | (166,348) | (6,453) | 46,343 |
| (Loss) earnings from discontinued operations, net of taxes | (264) | 2,118 | (23,155) | 7,084 | 11,143 |
| Net (loss) earnings | $ (112,306) | $ (93,672) | $ (189,503) | $ 631 | $ 57,486 |
| Basic net (loss) earnings per common share: | | | | | |
| (Loss) earnings from continuing operations | $ (3.49) | $ (2.99) | $ (5.21) | $ (0.15) | $ 0.95 |
| (Loss) earnings from discontinued operations | (0.01) | 0.07 | (0.73) | 0.16 | 0.23 |
| Basic net (loss) earnings per share | $ (3.50) | $ (2.92) | $ (5.94) | $ 0.01 | $ 1.18 |
| Diluted net (loss) earnings per common share: | | | | | |
| (Loss) earnings from continuing operations | $ (3.49) | $ (2.99) | $ (5.21) | $ (0.15) | $ 0.95 |
| (Loss) earnings from discontinued operations | (0.01) | 0.07 | (0.73) | 0.16 | 0.22 |
| Diluted net (loss) earnings per share | $ (3.50) | $ (2.92) | $ (5.94) | $ 0.01 | $ 1.17 |
| Weighted-average number of common shares outstanding: | | | | | |
| Basic | 32,129 | 32,062 | 31,899 | 42,361 | 48,694 |
| Diluted | 32,129 | 32,062 | 31,899 | 42,476 | 48,995 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 399,553 | $ 372,109 | $ 460,885 | $ 613,665 | $ 774,778 |
| Total assets | 1,189,899 | 1,171,278 | 1,230,972 | 1,415,260 | 1,600,144 |
| Long-term debt | 395,454 | 284,684 | 310,500 | 326,306 | 227,306 |
| Total stockholders' investment | 212,827 | 308,020 | 373,793 | 566,471 | 880,414 |

(a) In fiscal year 2009, cost of sales includes a charge of $13.5 million related to inventory impairments.

(b) Fiscal year 2011 includes $7.0 million related to costs associated with store closures and store impairments. Fiscal year 2010 includes $33.4 million related to costs associated with store closures and store impairments. Fiscal year 2009 includes $46.9 million related to costs associated with store closures, store impairments and goodwill impairments. Fiscal year 2008 includes a $12.6 million benefit associated with a change in our vacation policy and a $1.9 million store impairment charge. Fiscal year 2007 includes a $7.2 million derivative loss and a $2.5 million charge related to store impairments.

(c) Fiscal year 2011 includes a charge of $45.8 million associated with the first amendment to our Senior Secured Term Loan.

(d) Fiscal year 2010 includes a gain of $8.3 million related to a decrease in the fair value of the warrants issued in connection with the Senior Secured Term Loan and a $1.7 million charge related to debt issuance costs attributable to the warrants. Fiscal year 2008 includes a gain of $3.5 million related to the sale of our interest in a diamond known as the "Incomparable Diamond."

## Segment Data

We report our business under three segments: Fine Jewelry, Kiosk Jewelry and All Other. All Other includes insurance and reinsurance operations. Operating earnings by segment are calculated before unallocated corporate overhead, interest and taxes but include an internal charge for inventory carrying cost to evaluate segment profitability. Unallocated costs are before income taxes and include corporate employee related costs, administrative costs, information technology costs, corporate facilities costs and depreciation and amortization. All amounts in the following table are in thousands.

| | Year Ended July 31, | | | | |
|---|---|---|---|---|---|
| **Selected Financial Data by Segment** | **2011** | **2010** | **2009** | **2008** | **2007** |
| **Revenues:** | | | | | |
| Fine Jewelry(a) | $1,490,647 | $1,378,507 | $1,535,626 | $1,876,170 | $1,876,580 |
| Kiosk(b) | 239,231 | 226,187 | 232,809 | 249,489 | 262,627 |
| All Other | 12,685 | 11,611 | 11,309 | 12,382 | 13,578 |
| **Total revenues** | **$1,742,563** | **$1,616,305** | **$1,779,744** | **$2,138,041** | **$2,152,785** |
| **Depreciation and amortization:** | | | | | |
| Fine Jewelry | $ 28,009 | $ 35,558 | $ 42,407 | $ 42,832 | $ 39,933 |
| Kiosk | 3,361 | 4,120 | 4,899 | 5,296 | 5,625 |
| All Other | — | — | — | — | — |
| Unallocated | 9,956 | 10,327 | 11,641 | 12,116 | 11,037 |
| **Total depreciation and amortization** | **$ 41,326** | **$ 50,005** | **$ 58,947** | **$ 60,244** | **$ 56,595** |
| **Operating (loss) earnings:** | | | | | |
| Fine Jewelry(c) | $ (16,312) | $ (84,818) | $ (192,683) | $ 18,909 | $ 100,531 |
| Kiosk(d) | 16,060 | 13,133 | 2,465 | 9,905 | 6,170 |
| All Other | 7,831 | 4,731 | 5,706 | 5,641 | 6,780 |
| Unallocated(e) | (35,445) | (48,493) | (24,452) | (27,283) | (31,357) |
| **Total operating (loss) earnings** | **$ (27,866)** | **$ (115,447)** | **$ (208,964)** | **$ 7,172** | **$ 82,124** |
| **Assets(f):** | | | | | |
| Fine Jewelry(g) | $ 805,245 | $ 820,353 | $ 868,227 | $ 987,369 | $1,250,967 |
| Kiosk | 85,999 | 85,631 | 107,457 | 118,601 | 120,660 |
| All Other | 40,406 | 33,643 | 24,842 | 27,234 | 25,406 |
| Unallocated | 258,249 | 231,651 | 230,446 | 282,056 | 203,111 |
| **Total assets** | **$1,189,899** | **$1,171,278** | **$1,230,972** | **$1,415,260** | **$1,600,144** |
| **Capital expenditures:** | | | | | |
| Fine Jewelry | $ 8,818 | $ 9,945 | $ 18,702 | $ 59,289 | $ 47,433 |
| Kiosk | — | — | 420 | 3,266 | 3,036 |
| All Other | — | — | — | — | — |
| Unallocated | 6,497 | 4,705 | 9,235 | 22,582 | 28,791 |
| **Total capital expenditures** | **$ 15,315** | **$ 14,650.** | **$ 28,357** | **$ 85,137** | **$ 79,260** |

(a) Includes $298.1, $260.7, $256.7, $321.9 and $272.0 million in fiscal years 2011, 2010, 2009, 2008 and 2007, respectively, related to foreign operations.

(b) Includes $2.8 million in fiscal year 2007, related to foreign operations. All foreign locations were closed in fiscal year 2007.

(c) Includes $7.0 million and $32.3 million in fiscal years 2011 and 2010, respectively, related to charges associated with store closures and store impairments. Fiscal year 2009 includes $46.5 million related to charges associated with store closures, store impairments and goodwill impairments. Fiscal year 2009 also includes $13.5 million related to an inventory impairment charge. Fiscal year 2008 includes a $1.9 million store impairment charge. Fiscal year 2007 includes a $2.0 million store impairment charge.

(d) Fiscal year 2010 includes a $1.1 million charge associated with store impairments. Fiscal year 2009 includes $0.4 million related to costs associated with store closures. Fiscal year 2007 includes a $0.5 million charge related to store impairments.

(e) Fiscal year 2008 includes a $12.6 million benefit associated with a change in our vacation policy. Fiscal year 2007 includes a $7.2 million derivative loss. Also includes credits of $46.1, $55.5, $60.1, $66.8 and $66.7 million in fiscal years 2011, 2010, 2009, 2008 and 2007, respectively, to offset internal carrying costs charged to the segments.

(f) Assets allocated to segments include fixed assets, inventories, goodwill and investments held by our insurance operations. Unallocated assets include cash, prepaid assets such as rent, corporate office improvements and technology infrastructure.

(g) Includes $30.9, $35.4, $40.6, $47.0 and $37.5 million of fixed assets in fiscal years 2011, 2010, 2009, 2008 and 2007, respectively, related to foreign operations.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For important information regarding forward-looking statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations see "Item 1A—Risk Factors."

### Overview

We are a leading specialty retailer of fine jewelry in North America. At July 31, 2011, we operated 1,163 fine jewelry stores and 666 kiosks located primarily in shopping malls throughout the United States of America, Canada and Puerto Rico.

We report our business under three operating segments: Fine Jewelry, Kiosk Jewelry and All Other. Fine Jewelry is comprised of five brands, Zales Jewelers®, Zales Outlet®, Gordon's Jewelers®, Peoples Jewellers® and Mappins Jewellers®, and is predominantly focused on the value-oriented consumer. Each brand specializes in fine jewelry and watches, with merchandise and marketing emphasis focused on diamond products. These five brands have been aggregated into one reportable segment. Kiosk Jewelry operates under the brand names Piercing Pagoda®, Plumb Gold™, and Silver and Gold Connection® through mall-based kiosks and is focused on the opening price point customer. Kiosk Jewelry specializes in gold, silver and non-precious metal products that capitalize on the latest fashion trends. All Other includes our insurance and reinsurance operations, which offer insurance coverage primarily to our private label credit card customers.

In fiscal year 2010, we began the execution of a multi-year strategy to stabilize the business and return the Company to profitability. The key elements of that strategy include:

- Rebuilding the core merchandise assortment.

  We began rebuilding our core merchandise assortment, which had declined to 60 percent of our inventory at January 31, 2010. At July 31, 2011, our core assortment increased to approximately 80 percent. The increase in the core assortment has contributed to increased liquidity and positive comparable store sales over the last three quarters of fiscal year 2011. The increased liquidity has enabled our merchants to enhance our inventory by selectively pursuing other merchandise. In August 2011, we entered into partnerships with Vera Wang and Jessica Simpson to develop exclusive wedding and diamond fashion collections.

- Creating a compelling marketing message that supports the core assortment.

  In fiscal year 2011, we reintroduced Zales Jewelers and Peoples Jewellers as "The Diamond Store" by emphasizing our core diamond assortment in our marketing message. In fiscal year 2012, we will also leverage the exclusive partnerships with Vera Wang and Jessica Simpson to enhance the marketing for our core assortment.

- Investing in personnel in key functions to enhance effectiveness.

In fiscal year 2011, we launched a new training program, *Engage*, designed to ensure our jewelry consultants provide a consistent customer experience across all brands and expanded Diamond Council of America training to our store managers, district managers, regional directors and certain jewelry consultants to provide a more in-depth understanding of the technical aspects of selling diamonds. We have also invested in key functions in our store support center including Merchandising, Human Resources, Marketing and Merchandise Planning to support our field operations.

- Establishing the financial foundation needed to enhance liquidity and improve business performance.

In May 2010, we secured a $150 million Senior Secured Term Loan and extended our revolving credit agreement. In May 2010, we entered into an agreement with TD Financing Services, Inc. ("TDFS"), a wholly-owned subsidiary of Toronto-Dominion Bank, to provide financing for our Canadian customers to purchase merchandise through private label credit cards. The agreement with TDFS replaced the agreement with Citi Cards Canada Inc., which expired on June 30, 2010. In September 2010, prior to the scheduled expiration of the Citibank agreement in March 2011, we entered into a five-year agreement to amend and restate various terms of the Merchant Services Agreement with Citibank (South Dakota), N.A. to provide financing for our U.S. customers beginning October 1, 2010. In August 2011, we entered into an agreement with Monterey Financial Services, Inc. to provide alternative financing options to our U.S. customers who have been declined by Citibank.

Comparable store sales increased by 8.1 percent during fiscal year 2011. At constant exchange rates, which excludes the effect of translating Canadian currency denominated sales into U.S. dollars, comparable store sales increased by 7.1 percent for the fiscal year. Gross margin increased by 10 basis points to 50.5 percent for the fiscal year ended July 31, 2011 compared to the same period in the prior year. The increase in gross margin was due to a 100 basis point increase in revenues recognized related to warranties, a 110 basis point decrease in inventory impairment charges as a result of improved sales and a 25 basis point decrease in merchandise discounts. The increase was partially offset by a 220 basis point increase in the cost of merchandise, including an $11.3 million increase in the last-in, first-out ("LIFO") inventory charge, and a change in the sales mix to lower margin merchandise. Operating margin improved by 550 basis points to negative 1.6 percent compared to negative 7.1 percent in the same period in the prior year primarily as a result of increased sales and a $26 million net decrease in store impairments and closure charges.

During the fiscal year ended July 31, 2011 and 2010, the average Canadian currency rate appreciated by approximately six percent and 12 percent, respectively, relative to the U.S. dollar. The appreciation in the Canadian currency rate for the year ended July 31, 2011 resulted in a $15.6 million increase in reported revenues, offset by an increase in reported cost of sales and selling, general and administrative expenses of $7.5 million and $6.7 million, respectively. The appreciation in the Canadian currency rate for the year ended July 31, 2010 resulted in a $27.9 million increase in reported revenues, offset by an increase in reported cost of sales and selling, general and administrative expenses of $13.1 million and $11.0 million, respectively. In addition, as a result of the appreciation in the Canadian dollar, we recorded gains associated with the settlement of Canadian accounts payable totaling $1.4 million and $2.8 million during the fiscal years ended July 31, 2011 and 2010, respectively.

Net earnings associated with warranties totaled $72.6 million for the year ended July 31, 2011, compared to $51.1 million for the same period in the prior year. The increase in net earnings is primarily the result of increased sales and a change in our warranty product from a two-year warranty to a lifetime warranty in fiscal year 2007. The revenues related to lifetime warranties are recognized on a straight-line basis over a five-year period.

Substantially all U.S. inventories represent finished goods, which are valued using the LIFO retail inventory method. We are required to determine the LIFO cost on an interim basis by estimating annual inflation trends, annual purchases and ending inventory. Actual annual inflation rates and inventory balances as of the end of any fiscal year may differ from interim estimates. The inflation rates pertaining to merchandise inventories, especially as they relate to diamond, gold, and silver costs, are primary components in determining our LIFO inventory. As a result of recent commodity cost increases, we have recorded LIFO charges in cost of sales totaling $17.0 million and $5.7 million during the fiscal years ended July 31, 2011 and 2010, respectively.

Comparable store sales include internet sales and exclude revenue recognized from warranties and insurance premiums related to credit insurance policies sold to customers who purchase merchandise under our proprietary credit programs. The sales results of new stores are included beginning with their thirteenth full month of operation. The results of stores that have been relocated, renovated or refurbished are included in the calculation of comparable store sales on the same basis as other stores. However, stores closed for more than 90 days due to unforeseen events (e.g., hurricanes, etc.) are excluded from the calculation of comparable store sales.

## Results of Operations

The following table sets forth certain financial information from our audited consolidated statements of operations expressed as a percentage of revenues and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Form 10-K.

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Revenues | 100.0% | 100.0% | 100.0% |
| Costs and expenses: | | | |
| Cost of sales | 49.5 | 49.6 | 53.3 |
| Selling, general and administrative | 49.3 | 52.4 | 52.5 |
| Depreciation and amortization | 2.4 | 3.1 | 3.3 |
| Other charges | 0.4 | 2.1 | 2.6 |
| Operating loss | (1.6) | (7.1) | (11.7) |
| Interest expense | 4.7 | 1.0 | 0.6 |
| Other gains | — | (0.4) | — |
| Loss before income taxes | (6.3) | (7.7) | (12.3) |
| Income tax expense (benefit) | 0.1 | (1.8) | (3.0) |
| Loss from continuing operations | (6.4) | (5.9) | (9.3) |
| (Loss) earnings from discontinued operations, net of taxes | — | 0.1 | (1.3) |
| Net loss | (6.4)% | (5.8)% | (10.6)% |

## Year Ended July 31, 2011 Compared to Year Ended July 31, 2010

***Revenues.*** Revenues for fiscal year 2011 were $1,742.6 million, an increase of 7.8 percent compared to revenues of $1,616.3 million for the same period in the prior fiscal year. Comparable store sales increased 8.1 percent as compared to the same period in the prior year. The increase in comparable store sales was attributable to a 5.9 percent increase in average transaction value in our fine jewelry stores and a 2.6 percent increase in the number of customer transactions. The increase in revenue was also due to $22.4 million in revenues recognized related to warranties and a $15.6 million increase related to the appreciation of the Canadian currency rate, partially offset by a decrease in revenues related to 61 stores closed (net of store openings) during fiscal year 2011.

Fine Jewelry contributed $1,490.6 million of revenues in the fiscal year ended July 31, 2011, an increase of 8.1 percent as compared to $1,378.5 million for the same period in the prior year.

Kiosk Jewelry contributed $239.2 million of revenues in the fiscal year ended July 31, 2011 as compared to $226.2 million in the prior year, representing an increase of 5.8 percent. The increase in revenue is due primarily to a 3.4 percent increase in average transaction value.

All Other contributed $12.7 million in revenues for the fiscal year ended July 31, 2011 as compared to $11.6 million for the same period in the prior year, representing an increase of 9.3 percent.

During the fiscal year ended July 31, 2011, we opened four stores in Fine Jewelry and seven locations in Kiosk Jewelry. In addition, we closed 59 stores in Fine Jewelry and 13 kiosks in Kiosk Jewelry.

***Cost of Sales.*** Cost of sales includes cost related to merchandise sold, receiving and distribution, customer repairs and repairs associated with warranties. Cost of sales as a percentage of revenues was 49.5 percent for the year ended July 31, 2011, compared to 49.6 percent for the same period in the prior year. The decrease is due to a 110 basis point decrease in inventory impairment charges as a result of improved sales and a 25 basis point decrease in merchandise discounts compared to the same period in the prior year. The decrease was partially offset by a 125 basis point increase in the cost of merchandise, including an $11.3 million increase in the LIFO inventory charge, and a change in sale mix to lower margin merchandise.

***Selling, General and Administrative.*** Included in selling, general and administrative ("SG&A") are store operating, advertising, buying, cost of insurance operations and general corporate overhead expenses. SG&A was 49.3 percent of revenues for the year ended July 31, 2011, compared to 52.4 percent for the same period in the prior year. The 310 basis point improvement was primarily the result of improved sales. SG&A increased by $13.4 million to $859.6 million for the year ended July 31, 2011. The increase is primarily the result of a $23.4 million increase in labor costs and store and corporate performance-based compensation associated with improved sales and a $5.7 million increase in credit card fees primarily due to increased sales in the U.S. The increase was partially offset by a $7.6 million decrease in professional fees and severance costs, a $5.8 million decrease related to fees paid to Citibank in fiscal year 2010 and a $3.2 million decrease in rent and occupancy costs.

***Depreciation and Amortization.*** Depreciation and amortization as a percent of revenues for the year ended July 31, 2011 and 2010 was 2.4 percent and 3.1 percent, respectively. The decrease is primarily the result of store closures and impairment charges recorded during fiscal years 2011 and 2010.

***Other Charges.*** Other charges for the year ended July 31, 2011 includes a $6.8 million charge related to the impairment of long-lived assets associated with underperforming stores and a $0.3 million charge associated with store closures. Other charges for the year ended July 31, 2010 includes a $29.9 million charge related to the impairment of long-lived assets associated with underperforming stores and a $3.4 million charge associated with store closures.

***Interest Expense.*** Interest expense as a percent of revenues for the years ended July 31, 2011 and 2010 was 4.7 percent and 1.0 percent, respectively. Interest expense increased by $67.0 million to $82.6 million for the year ended July 31, 2011. The increase is primarily due to a charge totaling $45.8 million associated with the first amendment to our Senior Secured Term Loan ("Term Loan") on September 24, 2010. In accordance with Accounting Standards Codification ("ASC") 470-50, *Debt-Modifications and Extinguishments*, the amendment is considered a significant modification, which required us to account for the Term Loan and related unamortized costs as an extinguishment and record the amended Term Loan at fair value. The charge consisted of $20.3 million related to the unamortized discount associated with the warrants issued in connection with the Term Loan, a $12.5 million amendment fee, $10.3 million related to the unamortized debt issuance costs associated with the Term Loan and $2.7 million related to the prepayment premium and other costs associated with the amendment. The remaining $21.2 million increase in interest expense is due primarily to a $16.2 million increase in interest related to the Term Loan and an increase in the weighted-average effective interest rate associated with the revolving credit agreement to 3.7 percent as compared to 1.8 percent for the same period in the prior year.

*Other Gains.* Other gains for the year ended July 31, 2010 includes an $8.3 million gain related to a decrease in the fair value of the Warrants issued in connection with the Term Loan executed in May 2010 and a $1.7 million charge related to debt issuance costs attributable to the Warrants.

*Income Tax Expense (Benefit).* Income tax expense totaled $1.6 million for the year ended July 31, 2011, compared to a $28.8 million income tax benefit for the year ended July 31, 2010. Income tax expense for the year ended July 31, 2011 is primarily associated with earnings of our Canadian subsidiaries, partially offset by the recognition of a $4.6 million tax refund associated with the Worker, Homeownership and Business Assistance Act of 2009 ("WHBA"). The income tax benefit for the year ended July 31, 2010 is primarily the result of the recognition of a $33.4 million refund associated with the WHBA, partially offset by tax expense primarily associated with our Canadian subsidiaries.

**Year Ended July 31, 2010 Compared to Year Ended July 31, 2009**

*Revenues.* Revenues for fiscal year 2010 were $1,616.3 million, a decrease of 9.2 percent compared to revenues of $1,779.7 million for the same period in the prior fiscal year. Comparable store sales decreased 6.6 percent as compared to the same period in the prior year. The decline in comparable store sales was driven by a 5.9 percent decrease in the number of customer transactions in our fine jewelry stores and a 4.0 percent decrease in the average transaction price. The decline was also due to a decrease in revenues related to 41 stores closed (net of store openings), partially offset by an $18.2 million increase in revenues recognized related to lifetime warranties and a $27.9 million increase related to the appreciation of the Canadian currency rate.

Fine Jewelry contributed $1,378.5 million of revenues in the fiscal year ended July 31, 2010, a decrease of 10.2 percent as compared to $1,535.6 million for the same period in the prior year.

Kiosk Jewelry contributed $226.2 million of revenues in the fiscal year ended July 31, 2010 as compared to $232.8 million in the prior year, representing a decrease of 2.8 percent. The decrease relates primarily to a decline in the number of kiosks to 672 from 684 as of July 31, 2010 and 2009, respectively.

All Other contributed $11.6 million in revenues for the fiscal year ended July 31, 2010 as compared to $11.3 million for the same period in the prior year, representing an increase of 2.7 percent.

During the fiscal year ended July 31, 2010, we opened six stores in Fine Jewelry. In addition, we closed 35 stores in Fine Jewelry and 12 kiosks in Kiosk Jewelry.

*Cost of Sales.* Cost of sales includes cost related to merchandise sold, receiving and distribution, customer repairs and repairs associated with warranties. Cost of sales as a percentage of revenues was 49.6 percent for the year ended July 31, 2010, compared to 53.3 percent for the same period in the prior year. The decrease is due to a 380 basis point improvement associated with a decline in merchandise discounts compared to the same period in the prior year and a 150 basis point improvement in lifetime warranty margins. The decrease was partially offset by a 100 basis point increase in the cost of merchandise.

*Selling, General and Administrative.* Included in SG&A are store operating, advertising, buying, cost of insurance operations and general corporate overhead expenses. SG&A was 52.4 percent of revenues for the year ended July 31, 2010, compared to 52.5 percent for the same period in the prior year. SG&A decreased by $88.0 million to $846.2 million for the year ended July 31, 2010. The decrease is the result of a $36.9 million decrease in payroll related costs associated primarily with headcount reductions, a decrease in rent and occupancy costs of $29.6 million due to store closures and rent reductions negotiated with our landlords, a $12.0 million decrease in promotional costs, a $10.3 million decrease in foreign currency losses and a $6.9 million decrease in legal and severance costs. The decrease was partially offset by a $5.8 million charge during fiscal year 2010 related to fees paid to Citibank associated with our failure to meet the minimum required volume of credit sales and a $4.4 million increase in professional fees associated with the restatement of our prior year financial statements and the related SEC investigation.

***Depreciation and Amortization.*** Depreciation and amortization as a percent of revenues for the year ended July 31, 2010 and 2009 was 3.1 percent and 3.3 percent, respectively. The decrease is primarily the result of store closures and impairment charges recorded during fiscal years 2010 and 2009.

***Other Charges.*** Other charges for the year ended July 31, 2010 includes a $29.9 million charge related to the impairment of long-lived assets associated with underperforming stores and a $3.4 million charge associated with store closures. Other charges for the year ended July 31, 2009 includes a $27.0 million charge associated with store closures, a $14.9 million charge related to the impairment of long-lived assets associated with underperforming stores and a $5.0 million goodwill impairment charge related to a reporting unit in Fine Jewelry.

***Interest Expense.*** Interest expense as a percent of revenues for the years ended July 31, 2010 and 2009 was 1.0 percent and 0.6 percent, respectively. Interest expense increased by $5.3 million to $15.7 million for the year ended July 31, 2010. The increase is the result of interest expense totaling $5.1 million related to the Term Loan executed in May 2010, partially offset by a decrease in the weighted-average effective interest rate associated with the revolving credit agreement from 2.6 percent in the prior year to 1.8 percent this year.

***Other Gains.*** Other gains for the year ended July 31, 2010 includes an $8.3 million gain related to a decrease in the fair value of the Warrants issued in connection with the Term Loan executed in May 2010 and a $1.7 million charge related to debt issuance costs attributable to the Warrants.

***Income Tax Expense (Benefit).*** The income tax benefit totaled $28.8 million for the year ended July 31, 2010, compared to $53.0 million for the year ended July 31, 2009. The income tax benefit for the year ended July 31, 2010 is the result of the recognition of refunds totaling $33.4 million associated with the WHBA, partially offset by $2.8 million of tax expense associated with our Canadian subsidiaries. The income tax benefit for fiscal year 2009 is the result of operating losses, partially offset by a net charge totaling $13.9 million related to our decision to revoke our election under ASC 740, *Income Taxes*, to indefinitely reinvest certain foreign earnings outside the U.S. and a $12.5 million charge related to uncertainties surrounding the utilization of net operating loss carryforwards.

**Liquidity and Capital Resources**

Our cash requirements consist primarily of funding ongoing operations, including inventory requirements, capital expenditures for new stores, renovation of existing stores, upgrades to our information technology systems and distribution facilities and debt service. For fiscal year 2011, our cash requirements were funded through cash flows from operations and our revolving credit agreement with a syndicate of lenders led by Bank of America, N.A. We manage availability under the revolving credit agreement by monitoring the timing of merchandise receipts and vendor payments. The average vendor payment terms during the year ended July 31, 2011 and 2010 was approximately 46 days and 44 days, respectively. As of July 31, 2011, we had cash and cash equivalents totaling $35.1 million.

Net cash from operating activities decreased from $52.3 million for the year ended July 31, 2010 to a use of $47.0 million for the year ended July 31, 2011. The $99.3 million decrease is primarily the result of: (1) a $50.4 million increase in inventory; (2) a $28.8 million decrease in refunds under the WHBA; (3) a $15.2 million payment related to the Term Loan amendment; (4) a $21.2 million increase in interest payments primarily related to the Term Loan; and (5) a $46.0 million increase related to the timing of vendor payments. The decrease was partially offset by a $23.7 million decrease in cash payments related to lease terminations associated with closed stores and an increase in cash generated from operations.

In November 2009, the Worker, Homeownership and Business Assistance Act of 2009 (the "WHBA") was signed into law. The WHBA includes provisions that extend the time period in which net operating loss carrybacks can be utilized from two years to five years, with certain limitations. In fiscal year 2011 and 2010, we recognized tax benefits associated with the WHBA totaling $4.6 million and $33.4 million, respectively, related to operating losses generated in fiscal year 2009.

Our business is highly seasonal, with a disproportionate amount of sales (approximately 30 percent to 40 percent) occurring in November and December of each year, the Holiday season. Other important periods include Valentine's Day and Mother's Day. We purchase inventory in anticipation of these periods and, as a result, have higher inventory and inventory financing needs immediately prior to these periods. Owned inventory at July 31, 2011 was $720.8 million, an increase of $17.7 million compared to July 31, 2010. The increase is the result of higher merchandise cost, additional merchandise purchased as a result of increased sales, an increase in the Canadian exchange rate and lower inventory valuation reserves due to improved inventory turn. The increase was partially offset by an $11.3 million increase in the LIFO reserve compared to the same period in the prior year.

*Amended and Restated Revolving Credit Agreement*

On May 10, 2010, we entered into an agreement to amend and restate various terms of the revolving credit agreement with Bank of America, N.A. and certain other lenders. The Amended and Restated Revolving Credit Agreement (the "Revolving Credit Agreement") consisted of two tranches: (a) an extended tranche totaling $530 million, including seasonal borrowings of $88 million, maturing on April 30, 2014 and (b) a non-extending tranche totaling $120 million, including seasonal borrowings of $20 million, maturing on August 11, 2011. The commitments under the agreement from both tranches total $650 million, including seasonal borrowings of $108 million. On April 21, 2011, the $120 million non-extending tranche was assigned to other lenders and the maturity date was extended to April 30, 2014, the maturity date for the remainder of the credit facility. Borrowings under the Revolving Credit Agreement are capped at the lesser of: (1) 73 percent of the cost of eligible inventory during October through December and 69 percent for the remainder of the year (less certain reserves that may be established under the agreement), plus 85 percent of eligible credit card receivables or (2) 87.5 percent of the appraised liquidation value of eligible inventory (less certain reserves that may be established under the agreement), plus 85 percent of eligible credit card receivables. The rate applied to the appraised liquidation value was 90 percent prior to January 1, 2011. The Revolving Credit Agreement also contains an accordion feature that allows us to permanently increase commitments up to an additional $100 million, subject to approval by our lenders and certain other requirements. The Revolving Credit Agreement is secured by a first priority security interest and lien on merchandise inventory, credit card receivables and certain other assets and a second priority security interest and lien on all other assets. At July 31, 2011, we had borrowing availability under the Revolving Credit Agreement of $161.3 million.

Based on the most recent inventory appraisal performed as of June 2011, available borrowings under the Revolving Credit Agreement will be determined under item (2) described in the preceding paragraph. The monthly borrowing rates calculated from the cost of eligible inventory are as follows: 61 and 64 percent for August and September 2011, respectively; ranging from 72 to 74 percent for the period of October through December 2011 and ranging from 60 to 64 percent for the period of January through July 2012.

Borrowings under the Revolving Credit Agreement bear interest based on average excess availability at either: (i) LIBOR plus the applicable margin (ranging from 350 to 400 basis points) or (ii) the base rate (as defined in the Revolving Credit Agreement) plus the applicable margin (ranging from 250 to 300 basis points). We are required to pay a quarterly unused commitment fee of 50 basis points based on the preceding quarter's unused commitment.

Excess availability (as defined in the Revolving Credit Agreement) cannot be less than $40 million during the term of the agreement and less than $50 million on one occasion for three consecutive business days in each four-month period, except for the period from September 1 through November 30, when excess availability can be less than $50 million on two occasions, but in no event can excess availability be less than $50 million more than four times during any 12 consecutive months. Excess availability was approximately $111.3 million as of July 31, 2011. The Revolving Credit Agreement contains various other covenants including restrictions on the incurrence of certain indebtedness, liens, investments, acquisitions and asset sales. As of July 31, 2011, we were in compliance with all covenants under the Revolving Credit Agreement.

We incurred debt issuance costs associated with the Revolving Credit Agreement totaling $14.1 million, including $1.1 million associated with the April 21, 2011 extension of the $120 million portion of the credit facility. The debt issuance costs are included in other assets in the accompanying consolidated balance sheets and are amortized to interest expense on a straight-line basis over the four-year life of the Revolving Credit Agreement.

***Senior Secured Term Loan***

On May 10, 2010, we entered into a $150 million Senior Secured Term Loan (the "Term Loan") and a Warrant and Registration Rights Agreement (as discussed below) with Z Investment Holdings, LLC, an affiliate of Golden Gate Capital. The Term Loan matures on May 10, 2015 and is secured by a first priority security interest in substantially all current and future intangible assets not secured under the Revolving Credit Agreement and a second priority security interest on merchandise inventory, credit card receivables and certain other assets. The proceeds received were used to pay down amounts outstanding under the Revolving Credit Agreement after payment of debt issuance costs incurred pursuant to the Revolving Credit Agreement and the Term Loan. Debt issuance costs associated with the Term Loan totaled approximately $13.0 million, $1.7 million of which was attributable to the warrants issued in connection with the Term Loan (see more details below under *Warrant and Registration Rights Agreement*) and expensed on the date of issuance.

On September 24, 2010, we amended the Term Loan with Z Investment Holdings, LLC. The amendment eliminated the Minimum Consolidated EBITDA covenant and our option to pay a portion of future interest payments in kind subsequent to July 31, 2010. As a result, all future interest payments will be made in cash. In consideration for the amendment, we paid Z Investment Holdings, LLC an aggregate of $25.0 million, of which $11.3 million was used to pay down the outstanding principal balance of the Term Loan, $1.2 million was a prepayment premium and $12.5 million was an amendment fee. The outstanding balance of the Term Loan after the amendment totaled $140.5 million. In accordance with ASC 470-50, *Debt—Modifications and Extinguishments*, the amendment was considered a significant modification, which required us to account for the Term Loan and related unamortized costs as an extinguishment and record the amended Term Loan at fair value. As a result, we recorded a charge to interest expense totaling $45.8 million in the first quarter of fiscal year 2011. The charge consists of $20.3 million related to the unamortized discount associated with the warrants issued in connection with the Term Loan, the $12.5 million amendment fee, $10.3 million related to the unamortized debt issuance costs associated with the Term Loan and $2.7 million related to the prepayment premium and other costs associated with the amendment.

The Term Loan bears interest at 15 percent payable on a quarterly basis. We may repay all or any portion of the Term Loan with the following penalty prior to maturity: (i) 10 percent during the first year; (ii) 7.5 percent during the second year; (iii) 5.0 percent during the third year; (iv) 2.5 percent during the fourth year and (v) no penalty in the fifth year. Our ability to repay the Term Loan prior to maturity is restricted by certain conditions under the Revolving Credit Agreement, including a fixed charge coverage ratio that we currently do not meet.

The Term Loan contains various covenants, as defined in the agreement, including maintaining minimum store contribution thresholds for Piercing Pagoda and Zale Canada, as defined, and restrictions on the incurrence of certain indebtedness, liens, investments, acquisitions and asset sales. The Piercing Pagoda and Zale Canada minimum store contribution threshold for the twelve-month period ending July 31, 2011 is $20 million and CAD $30 million, respectively. As of July 31, 2011, store contribution for Piercing Pagoda and Zale Canada would have to decline by more than 39 percent and 31 percent, respectively, to breach these covenants. The Piercing Pagoda minimum store contribution thresholds for fiscal year 2012 range from $21 million to $26 million. The Zale Canada minimum store contribution thresholds for fiscal year 2012 range from CAD $31 million to CAD $36 million. Liquidity (as defined in the Term Loan) was $238.9 million as of July 31, 2011, which exceeded the $135 million minimum liquidity requirement under the Term Loan by $103.9 million. As of July 31, 2011, we were in compliance with all covenants under the Term Loan.

*Warrant and Registration Rights Agreement*

In connection with the execution of the Term Loan in May 2010, we entered into a Warrant and Registration Rights Agreement (the "Warrant Agreement") with Z Investment Holdings, LLC. Under the terms of the Warrant Agreement, we issued 6.4 million A-Warrants and 4.7 million B-Warrants (collectively, the "Warrants") to purchase shares of our common stock, on a one-for-one basis, for an exercise price of $2.00 per share. The Warrants, which are currently exercisable and expire seven years after issuance, represented 25 percent of our common stock on a fully diluted basis (including the shares issuable upon exercise of the Warrants and excluding certain out-of-the-money stock options) as of the date of the issuance. The A-Warrants were exercisable immediately; however, the B-Warrants were not exercisable until the shares of common stock to be issued upon exercise of the B-Warrants were approved by our stockholders, which occurred on July 23, 2010. The number of shares and exercise price are subject to customary antidilution protection. The Warrant Agreement also entitles the holder to designate two, and in certain circumstances three, directors to our board. The holders of the Warrants may, at their option, request that we register for resale all or part of the common stock issuable under the Warrant Agreement.

The fair value of the Warrants totaled $21.3 million as of the date of issuance and was recorded as a long-term liability, with a corresponding discount to the carrying value of the Term Loan. On July 23, 2010, the stockholders approved the shares of common stock to be issued upon exercise of the B-Warrants. The long-term liability associated with the Warrants was marked-to-market as of the date of the stockholder approval resulting in an $8.3 million gain during the fourth quarter of fiscal year 2010. The remaining amount of $13.0 million was reclassified to stockholders' investment and is included in additional paid-in capital in the accompanying consolidated balance sheet. Issuance costs attributable to the Warrants totaling $1.7 million were expensed on the date of issuance. As indicated above, the remaining unamortized discount as of September 24, 2010 totaling $20.3 million associated with the Warrants was charged to interest expense during the first quarter of fiscal year 2011.

***Private Label Credit Card Programs***

On May 7, 2010, we entered into a five year Private Label Credit Card Program Agreement (the "TD Agreement") with TD Financing Services Inc. ("TDFS") to provide financing for our Canadian customers to purchase merchandise through private label credit cards beginning July 1, 2010. In addition, TDFS provides credit insurance for our customers and receives 40 percent of the net profits, as defined, and the remaining 60 percent is paid to us. The TD Agreement replaced the agreement with Citi Cards Canada Inc., which expired on June 30, 2010. The TD Agreement will automatically renew for successive one-year periods, unless either party notifies the other in writing of its intent not to renew. The agreement may be terminated at any time during the 90-day period following the end of a program year in the event that credit sales are less than $50 million in the immediately preceding year. If TDFS terminates the agreement as a result of a breach by us, we will be required to pay a termination fee of $1.0 million in the first year, $0.7 million in the second year or $0.3 million in the third year. As of July 31, 2011, credit sales exceeded the $50 million threshold for the program year ending June 30, 2011. Our customers use our private label credit card to pay for approximately 21 percent of purchases in Canada.

On September 23, 2010, we entered into a five year agreement to amend and restate various terms of the Merchant Services Agreement ("MSA") with Citibank (South Dakota), N.A. ("Citibank"), to provide financing for our U.S. customers to purchase merchandise through private label credit cards beginning October 1, 2010. The MSA will automatically renew for successive two-year periods, unless either party notifies the other in writing of its intent not to renew. In addition, the MSA can be terminated by either party upon certain breaches by the other party and also can be terminated by Citibank if our net credit card sales during any twelve-month period are less than $315 million or if net card sales during a twelve-month period decrease by 20 percent or more from the prior twelve-month period. After any termination, we may purchase or be obligated to purchase the credit card portfolio upon termination with Citibank as a result of insolvency, material breaches of the MSA and violations of applicable law related to the credit card program. As of July 31, 2011, we were in compliance with all covenants under the MSA. We will be required to meet the net credit card sales threshold of $315 million beginning October 1, 2011, which we expect to exceed. Our customers use our private label credit card to pay for approximately 32 percent of purchases in the U.S.

***Lease Terminations***

In connection with the sale of the Bailey Banks & Biddle brand in November 2007, we assigned the brand's store operating leases to the buyer, Finlay Fine Jewelry Corporation ("Finlay"). As a condition of this assignment, we remained contingently liable for the leases for the remainder of the respective lease terms, which generally ranged from fiscal year 2009 through fiscal year 2017. On August 5, 2009, Finlay filed for Chapter 11 bankruptcy protection and subsequently decided to liquidate. We recorded a $23.2 million charge during the fourth quarter of fiscal year 2009 associated with all 45 Bailey Banks & Biddle locations. The remaining liability for base rent payments under the remaining three leases which have not yet been settled as of July 31, 2011 totaled approximately $2.5 million. As of July 31, 2011, the remaining lease reserve associated with the Bailey Banks & Biddle lease obligations totaled $1.2 million. During the year ended July 31, 2011, we made payments totaling $5.4 million. In addition, the lease reserve was increased by $0.9 million as a result of changes in assumptions used to calculate the reserve.

During fiscal 2011 and 2010, we recorded lease termination charges related to certain Fine Jewelry stores closed in fiscal year 2009. As of July 31, 2011, the remaining lease reserve associated with the store closures totaled $0.6 million. During fiscal year 2011, we made payments totaling $4.9 million related to the closures.

We were not able to finalize agreements with all of the landlords, and certain landlords have made demands, or initiated legal proceedings to collect the remaining base rent payments associated with the terminated leases. While we believe we have made reasonable estimates and assumptions to record these charges, it is possible that a material change could occur and we may be required to record additional charges.

### Capital Expenditures

During fiscal year 2011, we invested approximately $0.4 million in capital expenditures to convert three stores to different nameplates and open one store in Fine Jewelry. We also opened seven stores in Kiosk Jewelry. We invested approximately $8.4 million to remodel, relocate and refurbish 15 stores in Fine Jewelry and to complete store enhancement projects. We also invested $6.5 million in infrastructure, primarily related to our information technology. We anticipate investing approximately $30 million in capital expenditures in fiscal year 2012, including approximately $22 million in existing store refurbishments and approximately $8 million in capital investments related to information technology infrastructure and support operations.

### Contractual Obligations

Aggregate information about our contractual obligations as of July 31, 2011 is presented in the following table (in millions):

| | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1 - 3 Years | 4 - 5 Years | More than 5 Years | Other |
| Long-term debt | $ 395 | $ — | $255 | $140 | $ — | $— |
| Interest on Senior Secured Term Loan(a) | 79 | 21 | 42 | 16 | — | — |
| Operating leases(b) | 686 | 170 | 252 | 160 | 104 | — |
| Operations services agreement(c) | 37 | 7 | 15 | 15 | — | — |
| Other long-term liabilities(d) | 6 | — | — | — | — | 6 |
| Total | $1,203 | $198 | $564 | $331 | $104 | $ 6 |

(a) The Senior Secured Term Loan requires fixed quarterly interest payments of 15 percent per annum on the outstanding principal balance. This amount does not reflect any interest related to the revolving credit agreement, which would be based on the current effective rate, which was 3.7 percent as of July 31, 2011, and assumes no prepayments. In fiscal year 2011, we paid $10.4 million of interest related to our revolving credit agreement.

(b) Operating lease obligations relate to minimum payments due under store lease agreements. Most of the store operating leases provide for the payment of base rentals plus real estate taxes, insurance, common area maintenance fees and merchant association dues. Excluded from our operating lease commitments are amounts related to real estate taxes, insurance, common area maintenance fees and merchant association dues. Such amounts were approximately 22 percent of base rentals for the year ended July 31, 2011.

(c) Operations services agreement is with a third party for the management of our client server systems, Local Area Network operations, Wide Area Network management and technical support.

(d) Other long-term liabilities reflect loss reserves related to credit insurance. We have reflected these payments under "Other," as the timing of these future payments is dependent on the actual processing of the claims.

Not included in the table above as contractual obligations are our obligations under employment agreements and ordinary course purchase orders for merchandise, including certain merchandise on consignment.

### Recent Accounting Pronouncement

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accountings Standards Update 2009-13, *Multi-Deliverable Revenue Arrangements,* ("ASU 2009-13"). ASU 2009-13 amends the criteria under Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition,* for separating consideration in multi-deliverable revenue arrangements. Under previous guidance, if vendor-specific objective evidence or third-party evidence of fair value were not available, the arrangement was accounted for as a single unit of accounting. The amendment allows management to estimate the selling price if either vendor-specific objective evidence or third-party evidence are unavailable. As a result of the amendment, multi-deliverable arrangements are separated in more circumstances than under the previous guidance. We adopted this standard effective August 1, 2010. There was not a material impact from the adoption of this guidance on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 provides more robust disclosures about the transfers between Levels 1 and 2, the activity in Level 3 fair value measurements and clarifies the level of disaggregation and disclosure related to the valuation techniques and inputs used. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. We adopted this standard, except for the Level 3 disclosures, effective February 1, 2010. There was not a material impact from the adoption of this guidance on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amends ASC Topic 820, *Fair Value Measurements and Disclosures,* to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendment is effective during interim and annual periods beginning after December 15, 2011. We do not expect a material impact from the adoption of this guidance on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendment will instead require that all nonowner changes in stockholders' equity be presented either in a single continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. The amendment is effective for fiscal years beginning after December 15, 2011. We do not expect a material impact from the adoption of this guidance on our consolidated financial statements.

**Off-Balance Sheet Arrangements**

We have no material off-balance sheet arrangements as of July 31, 2011.

**Critical Accounting Policies and Estimates**

Our significant accounting policies are disclosed in Note 1 of our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

***Merchandise Inventories.*** Merchandise inventories are stated at the lower of cost or market. Substantially all U.S. inventories represent finished goods which are valued using the LIFO retail inventory method. Merchandise inventory of Peoples Jewellers and Mappins Jewellers of Canada is valued using the retail inventory method. Under the retail method, inventory is segregated into categories of merchandise with similar characteristics at its current average retail selling value. The determination of inventory at cost and the resulting gross margins are calculated by applying an average cost-to-retail ratio to the retail value of inventory. At the end of fiscal year 2011, approximately four percent and 15 percent of our total inventory represented raw materials and finished goods related to our manufacturing program and distribution center, respectively. This inventory is valued at the weighted-average cost of the items.

We are required to determine the LIFO cost on an interim basis by estimating annual inflation trends, annual purchases and ending inventory levels for the fiscal year. Actual annual inflation rates and inventory balances as of the end of any fiscal year may differ from interim estimates. We apply internally developed indices that we believe accurately and consistently measure inflation or deflation in the components of our merchandise (i.e., diamonds, gold and other metals and precious stones) and our overall merchandise mix. We believe our internally developed indices more accurately reflect inflation or deflation in our own prices than the U.S. Bureau of Labor Statistics producer price indices or other published indices.

We also reduce our inventory valuation for discontinued, slow-moving and damaged inventory. This write-down of inventory is equal to the difference between the cost of inventory and its estimated market value based upon assumptions of targeted inventory turn rates, future demand, management strategy and market conditions. If actual market conditions are less favorable than those projected by management, or if management strategy changes, additional inventory write-downs may be required and, in the case of a major change in strategy or downturn in market conditions, such write-downs could be significant.

Shrinkage is estimated for the period from the last inventory date to the end of the fiscal year on a store-by-store basis. Such estimates are based on experience and the shrinkage results from the last physical inventory. Physical inventories are taken at least once annually for all store locations and for the distribution centers. The shrinkage rate from the most recent physical inventory, in combination with historical experience and significant changes in physical inventory results could impact our shrinkage reserve.

***Impairment of Long-Lived Assets.*** Long-lived assets are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in our current business model. Assumptions are made with respect to cash flows expected to be generated by the related assets based upon updated projections. Any changes in key assumptions, particularly store performance or market conditions, could result in an unanticipated impairment charge. For instance, in the event of a major market downturn or adverse developments within a particular market or portion of our business, individual stores may become unprofitable, which could result in a write-down of the carrying value of the assets located in those stores. Any impairment would be recognized in operating results.

***Goodwill.*** In accordance with ASC 350, *Intangibles–Goodwill and Other*, we test goodwill for impairment annually, at the end of our second quarter, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit's net assets below its carrying value. We calculate estimated fair value using the present value of future cash flows expected to be generated using weighted-average cost of capital, terminal values and updated financial projections. As of the date of the test, the fair value of the Peoples Jewellers and Piercing Pagoda reporting units would have to decline by more than 18 percent and 60 percent, respectively, to be considered for impairment. If our actual results are not consistent with estimates and assumptions used to calculate fair value, we may be required to recognize additional goodwill impairments.

***Revenue Recognition.*** We recognize revenue in accordance with ASC 605, *Revenue Recognition*. Revenue related to merchandise sales, which is approximately 92 percent of total revenues, is recognized at the time of the sale, reduced by a provision for sales returns. The provision for sales returns is based on historical evidence of our return rate. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customers. Premium revenues from our insurance businesses relate to credit insurance policies sold to customers who purchase our merchandise under the proprietary credit program. Insurance premiums are recognized over the coverage period.

Revenues related to lifetime warranties are recognized on a straight-line basis over an estimated life of five years, while revenues related to the optional theft protection are recognized over the two-year contract period. In addition, we offer one-year warranties to our Kiosk Jewelry customers that are recognized over the 12-month contract period. ASC 605-20 requires recognition of revenue related to extended warranty products in proportion to the costs expected to be incurred if sufficient historical evidence exists to demonstrate the pattern of expected costs. We are recognizing revenues related to warranties on a straight-line basis as a result of our determination that we currently have insufficient historical evidence to recognize revenue in proportion to the costs. Once the appropriate level of historical evidence is obtained, we believe revenue will be recognized on an accelerated basis which could have a material impact on our results of operations.

***Self-Insurance.*** We are self-insured for certain losses related to general liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums differ from our estimates, our results of operations could be impacted.

***Other Reserves.*** We are involved in a number of legal and governmental proceedings as part of the normal course of business. Reserves are established based on management's best estimates of our potential liability in these matters. These estimates have been developed in consultation with in-house and outside counsel and are based on a combination of litigation and settlement strategies. In addition, from time to time we close stores prior to the expiration of the lease term which requires us to record reserves associated with the leases based on the present value of the remaining lease rentals, including common area maintenance and other charges, reduced by estimated sublease rentals that could reasonably be obtained. If our estimates and assumptions used to record these charges change, we may be required to record additional charges.

Income taxes are estimated for each jurisdiction in which we operate. This involves assessing the current tax exposure together with temporary differences resulting from differing treatment of items for tax and financial statement accounting purposes. Any resulting deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed not likely, a valuation allowance is recorded.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, which may adversely affect our financial position, results of operations and cash flows. We do not use derivative financial instruments for trading or other speculative purposes and are not party to any leveraged financial instruments.

The investments of our insurance subsidiaries, primarily stocks and bonds, had an approximate market value at July 31, 2011 of $30.4 million.

Our Senior Secured Term Loan bears interest at a fixed rate of 15 percent and would not be affected by interest rate changes. Future and existing borrowings under our revolving credit agreement would be affected by interest rate changes. As of July 31, 2011, we had borrowings of $255 million under our revolving credit agreement. A one percent increase in the interest rate would increase annual interest expense by approximately $3 million. The outstanding principal of our revolving credit agreement and Senior Secured Term Loan approximates fair value as of July 31, 2011.

***Inflation.*** Substantially all U.S. inventories represent finished goods, which are valued using the last-in, first-out ("LIFO") retail inventory method. We are required to determine the LIFO cost on an interim basis by estimating annual inflation trends, annual purchases and ending inventory. The inflation rates pertaining to merchandise inventories, especially as they relate to gold, silver and diamond costs, are primary components in determining our LIFO inventory. As a result of recent commodity cost increases, we have recorded LIFO charges in cost of sales totaling $17.0 million and $5.7 million during the fiscal years ended July 31, 2011 and 2010, respectively. It is likely that the increase in commodity prices will continue to result in higher merchandise costs, which could materially affect us in the future.

***Commodity Risk.*** Our results are subject to fluctuations in the underlying cost of diamonds, gold, silver and other metals which are key raw material components of the products sold by us. We principally address commodity risk through retail price point adjustments.

***Foreign Currency Risk.*** We are not subject to significant gains or losses as a result of currency fluctuations because most of our purchases are U.S. dollar-denominated. However, our Canadian operations expose us to market risk from currency rate exposures, which may adversely affect our results of operations. During the fiscal year ended July 31, 2011 and 2010, the average Canadian currency rate appreciated by approximately six percent and 12 percent, respectively, relative to the U.S. dollar. The appreciation in the Canadian currency rate for the year ended July 31, 2011 resulted in a $15.6 million increase in reported revenues, offset by an increase in reported cost of sales and selling, general and administrative expenses of $7.5 million and $6.7 million, respectively. The appreciation in the Canadian currency rate for the year ended July 31, 2010 resulted in a $27.9 million increase in reported revenues, offset by an increase in reported cost of sales and selling, general and administrative expenses of $13.1 million and $11.0 million, respectively. In addition, as a result of the appreciation in the Canadian dollar, we recorded gains associated with the settlement of Canadian accounts payable totaling $1.4 million and $2.8 million during the fiscal years ended July 31, 2011 and 2010, respectively.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We refer you to the Index to Consolidated Financial Statements attached hereto on page 40 for a listing of all financial statements. The consolidated financial statements are included on pages F-1 through F-31. We incorporate these consolidated financial statements in this document by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective in enabling us to record, process, summarize and report information required to be included in the Company's periodic SEC filings within the required time period, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our Management's Report on Internal Control Over Financial Reporting is included on page F-1 of this Annual Report on Form 10-K. The report of Ernst & Young LLP, our independent registered public accounting firm, regarding the effectiveness of our internal control over financial reporting is included on page F-3 of this Annual Report on Form 10-K.

### Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the quarter ended July 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the headings "Proposal No. 1: Election of Directors," "Corporate Governance," "Related Party Transactions," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Director Compensation" and "Other Corporate Governance Policies-Risk Management Related to Compensation Policies and Practices" in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the headings "Outstanding Voting Securities of the Company and Principal Holders Thereof" and "Equity Compensation Plan Information" in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the headings "Independence of Board of Directors" and "Related Party Transactions" in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading "Independent Registered Public Accounting Firm" in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

The following documents are filed as part of this report.

1. Financial Statements

We make reference to the Index to Consolidated Financial Statements attached to this document on page 40 for a listing of all financial statement documents included on pages F-1 through F-31.

2. Financial Statement Schedules

All other financial statements and financial statement schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are not material or are not applicable and, therefore, have been omitted or are included in the consolidated financial statements or notes thereto.

3. Exhibits

Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*).

| Exhibit Number | Description of Exhibit | The filings referenced for incorporation by reference are Zale Corporation filings (File No. 1-04129) unless otherwise noted |
|---|---|---|
| 3.1a | Restated Certificate of Incorporation of Zale Corporation | October 31, 2001 Form 10-Q, Exhibit 3.1 |
| 3.1b | Certificate of Amendment to Restated Certificate of Incorporation of Zale Corporation | October 31, 2004 Form 10-Q, Exhibit 3.1 |
| 3.2 | Bylaws of Zale Corporation | June 20, 2008 Form 8-K, Exhibit 3.1 |
| 4.1 | Amended and Restated Credit Agreement, dated as of May 10, 2010 | April 30, 2010 Form 10-Q, Exhibit 10.5 |
| 4.2a | Credit Agreement, dated as of May 10, 2010 | April 30, 2010 Form 10-Q, Exhibit 10.6 |
| 4.2b | First Amendment to Credit Agreement, dated as of September 24, 2010 | July 31, 2010 Form 10-K, Exhibit 4.2b |
| 4.3 | Warrant and Registration Rights Agreement, dated as of May 10, 2010 | April 30, 2010 Form 10-Q, Exhibit 10.7 |
| 4.4a | Intercreditor Agreement, dated as of May 10, 2010 | April 30, 2010 Form 10-Q, Exhibit 10.8 |
| 4.4b | First Amendment to Intercreditor Agreement, dated as of September 24, 2010 | July 31, 2010 Form 10-K, Exhibit 4.4b |
| 4.5 | Form of Assignment and Acceptance Agreement, dated as of April 21, 2011 | April 30, 2011 Form 10-Q, Exhibit 4.1 |
| 10.1* | Zale Corporation Savings and Investment Plan, as amended | July 31, 2006 Form 10-K, Exhibit 10.1 |
| 10.2* | Form of Indemnification Agreement | July 31, 2009 Form 10-K, Exhibit 10.2 |

| Exhibit Number | Description of Exhibit | The filings referenced for incorporation by reference are Zale Corporation filings (File No. 1-04129) unless otherwise noted |
|---|---|---|
| 10.3* | Zale Corporation Omnibus Stock Incentive Plan | July 31, 2000 Form 10-K, Exhibit 10.3a |
| 10.4a* | Zale Corporation 2003 Stock Incentive Plan, as amended | July 31, 2006 Form 10-K, Exhibit 10.4a |
| 10.4b* | Form of Incentive Stock Option Award Agreement | July 31, 2008 Form 10-K, Exhibit 10.4b |
| 10.4c* | Form of Non-qualified Stock Option Award Agreement | July 31, 2008 Form 10-K, Exhibit 10.4c |
| 10.4d* | Form of Restricted Stock Award Agreement | July 31, 2008 Form 10-K, Exhibit 10.4d |
| 10.4e* | Form of Time-Vesting Restricted Stock Unit Award Agreement | July 31, 2008 Form 10-K, Exhibit 10.4e |
| 10.4f* | Form of Performance-Based Restricted Stock Unit Award Agreement | July 31, 2008 Form 10-K, Exhibit 10.4f |
| 10.5* | Outside Directors' 1995 Stock Option Plan | July 31, 2001 Form 10-K, Exhibit 10.3c |
| 10.6a* | Non-Employee Director Equity Compensation Plan | November 24, 2008 Form 8-K, Exhibit 10.1 |
| 10.6b* | Amendment to Zale Corporation Non-Employee Director Equity Compensation Plan | December 24, 2009 Form 8-K, Exhibit 10.1 |
| 10.6c* | Form of Stock Option Award Agreement | November 17, 2005 Form 8-K, Exhibit 10.2 |
| 10.6d* | Form of Restricted Stock Award Agreement | November 17, 2005 Form 8-K, Exhibit 10.3 |
| 10.6e* | Form of Restricted Stock Unit Agreement | November 24, 2008 Form 8-K, Exhibit 10.2 |
| 10.6f* | Form of Deferred Stock Unit Agreement | November 24, 2008 Form 8-K, Exhibit 10.3 |
| 10.7* | Form of Amended and Restated Employment Security Agreement with Executive Vice Presidents | December 24, 2008 Form 8-K, Exhibit 10.2 |
| 10.8* | Form of Employment Security Agreement for Corporate Senior Vice Presidents | April 30, 2008 Form 10-Q, Exhibit 10.7 |
| 10.9* | Form of Employment Security Agreement for Brand Senior Vice Presidents | April 30, 2008 Form 10-Q, Exhibit 10.7 |
| 10.10* | Amended and Restated Employment Security Agreement for Theo Killion | Filed herewith |
| 10.11* | Employment Security Agreement with Matthew W. Appel | April 30, 2009 Form 10-Q, Exhibit 10.2 |
| 10.12* | Offer Letter to Richard Lennox | July 31, 2010 Form 10-K, Exhibit 10.12 |
| 10.13* | Separation and Release Agreement with William Acevedo | February 12, 2010 Form 8-K, Exhibit 10.3 |
| 10.14a* | Amended and Restated Employment Agreement with Neal Goldberg | December 24, 2008 Form 8-K, Exhibit 10.1 |

| Exhibit Number | Description of Exhibit | The filings referenced for incorporation by reference are Zale Corporation filings (File No. 1-04129) unless otherwise noted |
|---|---|---|
| 10.14b* | Separation and Release Agreement with Neal Goldberg | February 12, 2010 Form 8-K, Exhibit 10.4 |
| 10.15* | Separation and Release Agreement with Mary Kwan | July 31, 2010 Form 10-K, Exhibit 10.15 |
| 10.16* | Base Salaries and Target Bonus for the Named Executives Officers | Filed herewith |
| 10.17* | Zale Corporation Bonus Plan | July 31, 2008 Form 10-K, Exhibit 10.8 |
| 10.18a | Lease Agreement for Corporate Headquarters | July 31, 1996 Form 10-K, Exhibit 10.11 |
| 10.18b | First Amendment to Lease Agreement for Corporate Headquarter | July 31, 1996 Form 10-K, Exhibit 10.11a |
| 10.18c | Second Amendment to Lease Agreement for Corporate Headquarters | July 31, 2004 Form 10-K, Exhibit 10.7c |
| 10.19 | Master Agreement for Information Technology Services between Zale Delaware, Inc. and ACS Commercial Solutions, Inc., dated as of August 1, 2005 | July 31, 2006 Form 10-K, Exhibit 10.18 |
| 10.20 | Private Label Credit Card Program Agreement | May 12, 2010 Form 8-K, Exhibit 10.1 |
| 10.21 | Amended and Restated Merchant Services Agreement with Citibank (South Dakota), N.A. | October 31, 2010 Form 10-Q, Exhibit 10.1 |
| 14 | Code of Business Conduct and Ethics | July 31, 2009 Form 10-K, Exhibit 14 |
| 21 | Subsidiaries of the Registrant | July 31, 2007 Form 10-K, Exhibit 21 |
| 23.1 | Consent of Ernst & Young LLP | Filed herewith |
| 31.1 | Rule 13a-14(a) Certification of Chief Executive Officer | Filed herewith |
| 31.2 | Rule 13a-14(a) Certification of Chief Financial Officer | Filed herewith |
| 32.1 | Section 1350 Certification of Chief Executive Officer | Filed herewith |
| 32.2 | Section 1350 Certification of Chief Financial Officer | Filed herewith |
| 99.1 | Audit Committee Charter | July 31, 2004 Form 10-K, Exhibit 99.1 |
| 99.2 | Compensation Committee Charter | July 31, 2006 Form 10-K, Exhibit 99.2 |
| 99.3 | Nominating/Corporate Governance Committee Charter | July 31, 2004 Form 10-K Exhibit 99.3 |

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of July 31, 2011. The effectiveness of our internal control over financial reporting was audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on page F-3.

/s/ THEO KILLION

Theo Killion
*Chief Executive Officer*
September 20, 2011

/s/ MATTHEW W. APPEL

Matthew W. Appel
*Chief Administrative Officer*
*and Chief Financial Officer*
September 20, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Zale Corporation:

We have audited the accompanying consolidated balance sheets of Zale Corporation and subsidiaries as of July 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three years in the period ended July 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zale Corporation and subsidiaries at July 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Zale Corporation's internal control over financial reporting as of July 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 20, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
September 20, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Zale Corporation:

We have audited Zale Corporation's internal control over financial reporting as of July 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Zale Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Zale Corporation maintained, in all material respects, effective internal control over financial reporting as of July 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zale Corporation and subsidiaries as of July 31, 2011 and 2010, and the related consolidated statements of operation, stockholders' investment, and cash flows for each of the three years in the period ended July 31, 2011 of Zale Corporation and our report dated September 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
September 20, 2011

## ZALE CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
## (in thousands, except per share amounts)

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Revenues | $1,742,563 | $1,616,305 | $1,779,744 |
| Cost and expenses: | | | |
| Cost of sales | 862,468 | 802,172 | 948,572 |
| Selling, general and administrative | 859,588 | 846,205 | 934,249 |
| Depreciation and amortization | 41,326 | 50,005 | 58,947 |
| Other charges | 7,047 | 33,370 | 46,940 |
| Operating loss | (27,866) | (115,447) | (208,964) |
| Interest expense | 82,619 | 15,657 | 10,399 |
| Other gains | — | (6,564) | — |
| Loss before income taxes | (110,485) | (124,540) | (219,363) |
| Income tax expense (benefit) | 1,557 | (28,750) | (53,015) |
| Loss from continuing operations | (112,042) | (95,790) | (166,348) |
| (Loss) earnings from discontinued operations, net of taxes | (264) | 2,118 | (23,155) |
| Net loss | $ (112,306) | $ (93,672) | $ (189,503) |
| Basic and diluted net loss per common share: | | | |
| Loss from continuing operations | $ (3.49) | $ (2.99) | $ (5.21) |
| (Loss) earnings from discontinued operations | (0.01) | 0.07 | (0.73) |
| Net loss per share | $ (3.50) | $ (2.92) | $ (5.94) |
| Weighted-average number of common shares outstanding: | | | |
| Basic | 32,129 | 32,062 | 31,899 |
| Diluted | 32,129 | 32,062 | 31,899 |

See notes to consolidated financial statements.

## ZALE CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
**(in thousands, except per share amounts)**

| | July 31, 2011 | July 31, 2010 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 35,125 | $ 26,235 |
| Merchandise inventories | 720,782 | 703,115 |
| Other current assets | 49,811 | 41,964 |
| Total current assets | 805,718 | 771,314 |
| Property and equipment, net | 141,751 | 173,359 |
| Goodwill | 104,620 | 98,388 |
| Other assets | 44,843 | 52,668 |
| Deferred tax asset | 92,967 | 75,549 |
| Total assets | $1,189,899 | $1,171,278 |
| **LIABILITIES AND STOCKHOLDERS' INVESTMENT** | | |
| Current Liabilities: | | |
| Accounts payable and accrued liabilities | $ 313,444 | $ 317,922 |
| Deferred tax liability | 92,721 | 70,033 |
| Current portion of long-term debt | — | 11,250 |
| Total current liabilities | 406,165 | 399,205 |
| Long-term debt, less current portion | 395,454 | 284,684 |
| Other liabilities | 175,453 | 179,369 |
| Commitments and contingencies | | |
| Stockholders' Investment: | | |
| Common stock, par value $0.01, 150,000 shares authorized; 54,732 shares issued; 32,159 and 32,107 shares outstanding at July 31, 2011 and 2010, respectively | 488 | 488 |
| Additional paid-in capital | 161,575 | 160,645 |
| Accumulated other comprehensive income | 63,385 | 48,440 |
| Accumulated earnings | 451,704 | 564,010 |
| | 677,152 | 773,583 |
| Treasury stock, at cost, 22,573 and 22,625 shares at July 31, 2011 and 2010, respectively | (464,325) | (465,563) |
| Total stockholders' investment | 212,827 | 308,020 |
| Total liabilities and stockholders' investment | $1,189,899 | $1,171,278 |

See notes to consolidated financial statements.

## ZALE CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cash Flows From Operating Activities: | | | |
| Net loss | $ (112,306) | $ (93,672) | $ (189,503) |
| Adjustments to reconcile net loss to net cash (used in) provided by operating activities: | | | |
| Non-cash interest | 34,580 | 3,380 | 684 |
| Depreciation and amortization | 41,326 | 50,005 | 58,947 |
| Deferred taxes | 5,280 | 39 | (61,014) |
| Loss on disposition of property and equipment | 1,431 | 1,005 | 2,663 |
| Impairment of property and equipment | 6,762 | 29,944 | 23,786 |
| Gain on warrants | — | (8,315) | — |
| Goodwill impairment | — | — | 5,020 |
| Stock-based compensation | 2,150 | 3,865 | 5,713 |
| Loss (earnings) from discontinued operations | 264 | (2,118) | 23,155 |
| Conversion of paid in kind interest to Senior Secured Term Loan | — | 1,703 | — |
| Changes in assets and liabilities: | | | |
| Merchandise inventories | (8,071) | 42,374 | 53,184 |
| Other current assets | (6,913) | 10,103 | 53,759 |
| Other assets | (1,982) | 2,071 | 2,807 |
| Accounts payable and accrued liabilities | (3,462) | 24,226 | 1,583 |
| Other liabilities | (6,005) | (12,288) | 21,911 |
| Net cash (used in) provided by operating activities | (46,946) | 52,322 | 2,695 |
| Cash Flows From Investing Activities: | | | |
| Payments for property and equipment | (15,315) | (14,650) | (28,357) |
| Purchase of available-for-sale investments | (9,388) | (2,959) | (22,721) |
| Proceeds from sales of available-for-sale investments | 6,140 | 2,409 | 25,779 |
| Net cash used in investing activities | (18,563) | (15,200) | (25,299) |
| Cash Flows From Financing Activities: | | | |
| Borrowings under revolving credit agreement | 3,604,800 | 4,465,100 | 5,107,150 |
| Payments on revolving credit agreement | (3,514,800) | (4,610,600) | (5,122,955) |
| Proceeds from Senior Secured Term Loan | — | 150,000 | — |
| Debt issuance costs | — | (25,523) | — |
| Payments on Senior Secured Term Loan | (11,250) | — | — |
| Proceeds from exercise of stock options | 67 | — | 6,211 |
| Excess tax benefit on stock options exercised | — | — | 158 |
| Net cash provided by (used in) financing activities | 78,817 | (21,023) | (9,436) |
| Cash Flows Used in Discontinued Operations: | | | |
| Net cash used in operating activities of discontinued operations | (5,391) | (15,395) | — |
| Effect of exchange rate changes on cash | 973 | 544 | (4,315) |
| Net change in cash and cash equivalents | 8,890 | 1,248 | (36,355) |
| Cash and cash equivalents at beginning of period | 26,235 | 24,987 | 61,342 |
| Cash and cash equivalents at end of period | $ 35,125 | $ 26,235 | $ 24,987 |

See notes to consolidated financial statements.

## ZALE CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
### (in thousands)

| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Accumulated Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balances at July 31, 2008 | 31,612 | $488 | $144,456 | $ 51,036 | $ 847,185 | $(476,694) | $ 566,471 |
| Net loss | — | — | — | — | (189,503) | — | (189,503) |
| Unrealized gain on securities | — | — | — | 81 | — | — | 81 |
| Cumulative translation adjustment | — | — | — | (13,810) | — | — | (13,810) |
| Comprehensive loss | | | | | | | (203,232) |
| Issuance of common stock | 357 | — | (1,604) | — | — | 7,662 | 6,058 |
| Tax benefit from exercise of stock options | — | — | (1,217) | — | — | — | (1,217) |
| Stock-based compensation | — | — | 5,713 | — | — | — | 5,713 |
| Balances at July 31, 2009 | 31,969 | 488 | 147,348 | 37,307 | 657,682 | (469,032) | 373,793 |
| Net loss | — | — | — | — | (93,672) | — | (93,672) |
| Unrealized gain on securities | — | — | — | 1,023 | — | — | 1,023 |
| Cumulative translation adjustment | — | — | — | 10,110 | — | — | 10,110 |
| Comprehensive loss | | | | | | | (82,539) |
| Fair value of warrants issued in connection with the Senior Secured Term Loan | — | — | 13,036 | — | — | — | 13,036 |
| Issuance of common stock | 138 | — | (3,604) | — | — | 3,469 | (135) |
| Stock-based compensation | — | — | 3,865 | — | — | — | 3,865 |
| Balances at July 31, 2010 | 32,107 | 488 | 160,645 | 48,440 | 564,010 | (465,563) | 308,020 |
| Net loss | — | — | — | — | (112,306) | — | (112,306) |
| Unrealized gain on securities | — | — | — | 755 | — | — | 755 |
| Cumulative translation adjustment | — | — | — | 14,190 | — | — | 14,190 |
| Comprehensive loss | | | | | | | (97,361) |
| Issuance of common stock | 52 | — | (1,220) | — | — | 1,238 | 18 |
| Stock-based compensation | — | — | 2,150 | — | — | — | 2,150 |
| Balances at July 31, 2011 | 32,159 | $488 | $161,575 | $ 63,385 | $ 451,704 | $(464,325) | $ 212,827 |

See notes to consolidated financial statements.

## ZALE CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation.*** References to the "Company," "we," "us," and "our" in this Form 10-K are references to Zale Corporation and its subsidiaries. We are, through our wholly owned subsidiaries, a leading specialty retailer of fine jewelry in North America. At July 31, 2011, we operated 1,163 specialty retail jewelry stores and 666 kiosks located mainly in shopping malls throughout the United States of America, Canada and Puerto Rico.

We report our operations under three segments: Fine Jewelry, Kiosk Jewelry and All Other. Fine Jewelry is comprised of five brands, predominantly focused on the value-oriented consumer as our core customer target. Each brand specializes in fine jewelry and watches, with merchandise and marketing emphasis focused on diamond products. Zales Jewelers® is our national brand in the U.S. providing moderately priced jewelry to a broad range of customers. Zales Outlet® operates in outlet malls and neighborhood power centers and capitalizes on Zale Jewelers'® national advertising and brand recognition. Gordon's Jewelers® is a value-oriented regional jeweler. Peoples Jewellers®, Canada's largest fine jewelry retailer, provides customers with an affordable assortment and an accessible shopping experience. Mappins Jewellers® offers Canadian customers a broad selection of merchandise from engagement rings to fashionable and contemporary fine jewelry. Certain brands in Fine Jewelry have expanded their presence in the retail market through their e-commerce sites, *www.zales.com, www.zalesoutlet.com, www.gordonsjewelers.com* and *www.peoplesjewellers.com*.

Kiosk Jewelry operates under the brand names Piercing Pagoda®, Plumb Gold™, and Silver and Gold Connection® through mall-based kiosks and is focused on the opening price point customer. Kiosk Jewelry specializes in gold, silver and non-precious metal products that capitalize on the latest fashion trends. In May 2010, we expanded our presence in Kiosk Jewelry through our e-commerce site, *www.pagoda.com*.

All Other includes our insurance and reinsurance operations, which offer insurance coverage primarily to our private label credit card customers.

The accompanying consolidated financial statements and related notes are for the twelve month fiscal periods ended July 31, 2011 and 2010. We consolidate substantially all of our U.S. operations into Zale Delaware, Inc. ("ZDel"), a wholly owned subsidiary of Zale Corporation. ZDel is the parent company for several subsidiaries, including four that are engaged primarily in providing credit insurance to our credit customers. We consolidate our Canadian retail operations into Zale International, Inc., which is a wholly owned subsidiary of Zale Corporation. All significant intercompany transactions have been eliminated.

***Cash and Cash Equivalents.*** Cash and cash equivalents include cash on hand, deposits in banks and short-term marketable securities at varying interest rates with original maturities of three months or less. Also included in cash equivalents are proceeds due from credit card transactions with settlement terms of less than five days. The carrying amount approximates fair value due to the short-term maturity of those instruments.

***Merchandise Inventories.*** Merchandise inventories are stated at the lower of cost or market. Substantially all U.S. inventories represent finished goods which are valued using the last-in, first-out ("LIFO") retail inventory method. Merchandise inventory of Peoples Jewellers and Mappins Jewellers of Canada is valued using the retail inventory method. Under the retail method, inventory is segregated into categories of merchandise with similar characteristics at its current average retail selling value. The determination of inventory at cost and the resulting gross margins are calculated by applying an average cost-to-retail ratio to the retail value of inventory. At the end of fiscal year 2011, approximately four percent and 15 percent of our total inventory represented raw materials and finished goods related to our manufacturing program and distribution center, respectively. These inventories are valued at the weighted-average cost of those items. The LIFO charge was $17.0 million, $5.7 million and $1.0 million for the years ended July 31, 2011, 2010 and 2009, respectively. The cumulative LIFO provision reflected in the accompanying consolidated balance sheets was $35.9 million and $18.9 million at July 31, 2011 and 2010, respectively. Domestic inventories, excluding the cumulative LIFO provision, were $619.8 million and $606.4 million at July 31, 2011 and 2010, respectively. Our Canadian inventory totaled $136.9 million and $115.6 million at July 31, 2011 and 2010, respectively.

Consignment inventory and the related contingent obligations are not reflected in our consolidated financial statements. Consignment inventory has historically consisted of test programs, merchandise at higher price points, or merchandise that otherwise does not warrant the risk of outright ownership. Consignment inventory can be returned to the vendor at any time. At the time consigned inventory is sold, we record the purchase liability in accounts payable and the related cost of merchandise in cost of sales. We had $53.5 million and $81.1 million of consignment inventory on hand at July 31, 2011 and 2010, respectively.

We are required to determine the LIFO cost on an interim basis by estimating annual inflation trends, annual purchases and ending inventory levels for the fiscal year. Actual annual inflation rates and inventory balances as of the end of any fiscal year may differ from interim estimates. We apply internally developed indices that we believe accurately and consistently measure inflation or deflation in the components of our merchandise (i.e., the proper weighting of diamonds, gold and other metals and precious stones) and our overall merchandise mix. We believe our internally developed indices more accurately reflect inflation or deflation in our own prices than the U.S. Bureau of Labor Statistics producer price indices or other published indices.

We also write-down our inventory for discontinued, slow-moving and damaged inventory. This write-down is equal to the difference between the cost of inventory and its estimated market value based upon assumptions of targeted inventory turn rates, future demand, management strategy and market conditions. If actual market conditions are less favorable than those projected by management or management strategy changes, additional inventory write-downs may be required and, in the case of a major change in strategy or downturn in market conditions, such write-downs could be significant.

Shrinkage is estimated for the period from the last inventory date to the end of the fiscal year on a store-by-store basis. Such estimates are based on experience and the shrinkage results from the last physical inventory. Physical inventories are taken at least once annually for all store locations and for the distribution centers. The shrinkage rate from the most recent physical inventory, in combination with historical experience and significant changes in physical inventory results, could impact our shrinkage reserve.

***Impairment of Long-Lived Assets.*** Long-lived assets are reviewed for impairment by comparing the carrying value of the assets with their estimated future cash flows. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method, using a discount rate that is commensurate with the risk inherent in our current business model. Assumptions are made with respect to cash flows expected to be generated by the related assets based upon the most recent projections. Any changes in key assumptions, particularly store performance or market conditions, could result in an unanticipated impairment charge. For instance, in the event of a major market downturn or adverse developments within a particular market or portion of our business, individual stores may become unprofitable, which could result in a write-down of the carrying value of the assets located in those stores.

***Goodwill.*** In accordance with Accounting Standards Codification (ASC) 350, *Intangibles–Goodwill and Other*, we test goodwill for impairment annually, at the end of our second quarter, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit's net assets below its carrying value. We calculate estimated fair value using the present value of future cash flows expected to be generated using weighted-average cost of capital, terminal values and updated financial projections. If our actual results are not consistent with estimates and assumptions used to calculate fair value, we may be required to recognize additional goodwill impairments. See Note 5 for additional disclosures related to goodwill.

***Revenue Recognition.*** We recognize revenue in accordance with ASC 605, *Revenue Recognition*. Revenue related to merchandise sales, which is approximately 92 percent of total revenues, is recognized at the time of the sale, reduced by a provision for sales returns. The provision for sales returns is based on historical evidence of our return rate. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customers. Premium revenues from our insurance businesses relate to credit insurance policies sold to customers who purchase our merchandise under the proprietary credit program. Insurance premiums are recognized over the coverage period.

Revenues related to lifetime warranties are recognized on a straight-line basis over an estimated life of five years, while revenues related to the optional theft protection are recognized over the two-year contract period. In addition, we offer one-year warranties to our Kiosk Jewelry customers that are recognized over the 12-month contract period. ASC 605-20 requires recognition of revenue related to extended warranty products in proportion to the costs expected to be incurred if sufficient historical evidence exists to demonstrate the pattern of expected costs. We are recognizing revenues related to warranties on a straight-line basis as a result of our determination that we currently have insufficient historical evidence to recognize revenue in proportion to the costs. Once the appropriate level of historical evidence is obtained, we believe revenue will be recognized on an accelerated basis which could have a material impact on our results of operations.

In connection with the sale of our customer receivables in fiscal year 2000, we entered into a 10-year merchant services agreement whereby Citibank, N.A. issued private label credit cards branded with appropriate Company trademarks. We received a $41.8 million incentive for entering into the agreement that was recognized ratably over 10 years. The remaining $4.2 million incentive balance was recognized as revenue during fiscal year 2010.

***Cost of Sales.*** Cost of sales includes cost related to merchandise sold, receiving and distribution, customer repairs and repairs associated with warranties.

***Selling, General and Administrative.*** Included in selling, general and administrative ("SG&A") are store operating, advertising, buying, costs of insurance operations and general corporate overhead expenses.

***Operating Leases.*** Rent expense is recognized on a straight-line basis, including consideration of rent holidays, tenant improvement allowances received from the landlords and applicable rent escalations over the term of the lease. The commencement date of the rent expense is the earlier of the date when we become legally obligated for the rent payments or the date when we take possession of the building for construction purposes.

***Depreciation and Amortization.*** Buildings and leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or remaining lease life, whichever is shorter, which generally range from 5 to 10 years. Fixtures and equipment are amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 15 years. Original cost and related accumulated depreciation or amortization is removed from the accounts in the year assets are retired. Gains or losses on dispositions of property and equipment are recorded in the year of disposal and are included in SG&A in the accompanying consolidated statements of operations. Repairs and maintenance costs are expensed as incurred.

***Stock-Based Compensation.*** Stock-based compensation is accounted for under ASC 718, *Compensation–Stock Compensation*, which requires the use of the fair value method of accounting for all stock-based compensation, including stock options. Share-based awards are recognized as compensation expense over the requisite service period.

***Stock Repurchase Program.*** During fiscal year 2008, the Board of Directors authorized share repurchases of $350 million. As of July 31, 2011, $23.3 million was remaining under our stock repurchase program. Our Term Loan contains a $1.0 million limit for repurchase of our common stock in any fiscal year.

***Preferred Stock.*** At July 31, 2011 and 2010, 5.0 million shares of preferred stock, par value of $0.01, were authorized. None were issued or outstanding.

***Credit Insurance Operations.*** Insurance premium revenue from credit insurance subsidiaries was $12.7 million, $11.6 million and $11.3 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. These insurance premiums are included in revenues in the accompanying consolidated statements of operations.

***Self-Insurance.*** We are self-insured for certain losses related to general liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums differ from our estimates, our results of operations could be impacted.

***Advertising Expenses.*** Advertising is generally expensed when the advertisement is utilized and is a component of SG&A. All related production costs are expensed upon the first occurrence of the advertisement. Advertising expenses were $76.5 million, $75.8 million and $87.9 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively, net of amounts contributed by vendors. The amounts of prepaid advertising at July 31, 2011 and 2010 were $3.6 million and $0.8 million, respectively, and are classified as components of other current assets in the accompanying consolidated balance sheets.

***Vendor Allowances.*** We receive cash or allowances from merchandise vendors primarily in connection with cooperative advertising programs and reimbursements for markdowns taken to sell the vendor's products. We have agreements in place with each vendor setting forth the specific conditions for each allowance or payment. The majority of these agreements are entered into or renewed annually at the beginning of each fiscal year. Qualifying vendor reimbursements of costs incurred to specifically advertise vendors' products are recorded as a reduction of advertising expense. All other allowances or cash payments received are recorded as a reduction to the cost of merchandise. Vendor allowances included in advertising expense totaled $1.0 million, $0.5 million and $5.9 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. Vendor allowances included in cost of sales totaled $3.7 million, $3.6 million and $1.3 million for the years ended July 31, 2011, 2010 and 2009, respectively.

***Income Taxes.*** Income taxes are accounted for under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not such assets will be realized.

We file income tax returns in the U.S. federal jurisdiction, in various states and in certain foreign jurisdictions. We are no longer subject to U.S. federal examinations by tax authorities for fiscal years before July 31, 2007. We are subject to audit by taxing authorities of most states and certain foreign jurisdictions and are subject to examination by these taxing jurisdictions for fiscal years generally after July 31, 2005.

*Sales Tax.* We present revenues net of taxes collected and record the taxes as a liability in the consolidated balance sheets until the taxes are remitted to the appropriate taxing authority.

*Foreign Currency.* Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the period. Resulting translation adjustments are included as a component of comprehensive income in the accompanying consolidated statements of stockholders' investment.

During the fiscal year ended July 31, 2011, the average Canadian currency rate appreciated by approximately six percent relative to the U.S. dollar. Due to our Canadian operations being reported at the average U.S. dollar equivalent, the appreciation in the Canadian dollar resulted in a $15.6 million increase in reported revenues compared to fiscal year 2010, offset by an increase in reported cost of sales and selling, general and administrative expenses of $7.5 million and $6.7 million, respectively. In addition, as a result of the appreciation in the Canadian dollar, we recorded gains associated with the settlement of Canadian accounts payable totaling $1.4 million and $2.8 million during the fiscal years ended July 31, 2011 and July 31, 2010 respectively.

*Loss Per Common Share.* Basic loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted earnings per share, the basic weighted-average number of shares is increased by the dilutive effect of stock options, restricted share awards and warrants issued in connection with the Senior Secured Term Loan determined using the treasury stock method. There were antidilutive stock options of 3.0 million for the year ended July 31, 2011 and 2.6 million for the years ended July 31, 2010 and 2009. There were antidilutive warrants of 11.1 million for the years ended July 31, 2011 and 2010.

We incurred a net loss of $112.3 million, $93.7 million and $189.5 million for the years ended July 31, 2011, 2010 and 2009, respectively. A net loss causes all outstanding stock options, restricted share awards and warrants to be antidilutive (that is, the potential dilution would decrease the loss per share). As a result, the basic and dilutive losses per common share are the same for those fiscal years.

*Concentrations of Business and Credit Risk.* During fiscal year 2011, we purchased approximately 17 percent of our finished merchandise from five vendors with no single vendor exceeding five percent, compared to approximately 20 percent in the prior year. In fiscal years 2011 and 2010, approximately 17 percent and 12 percent, respectively, of our merchandise requirements were assembled by our internal manufacturing organization. If purchases from these top vendors were disrupted, particularly at certain critical times during the year, our sales could be adversely affected in the short term until alternative supply arrangements could be established. As of July 31, 2011 and 2010, we had no significant concentrations of credit risk.

*Use of Estimates.* Our accounting and financial reporting policies are in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, unexpected changes in market conditions or a downturn in the economy could adversely affect actual results. Estimates are used in accounting for, among other things, inventory valuation, goodwill and long-lived asset valuation, LIFO inventory retail method, legal liability, credit insurance liability, product warranty, depreciation, workers' compensation, tax and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

***Reclassification.*** Certain prior year valuation reserves associated with deferred tax assets have been reclassified in the accompanying consolidated balance sheets to conform to our fiscal year 2011 presentation.

## 2. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values. These tiers include:

Level 1–Quoted prices for *identical* instruments in active markets;
Level 2–Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and
Level 3–Instruments whose significant inputs are *unobservable.*

***Assets and Liabilities that are Measured at Fair Value on a Recurring Basis***

The following tables include our assets and liabilities that are measured at fair value on a recurring basis (in thousands):

| | Fair Value for the Year Ended July 31, 2011 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| **Assets** | | | |
| U.S. government obligations | $24,540 | $— | $ — |
| Corporate bonds and notes | 1,935 | — | — |
| Corporate equity securities | 3,961 | — | — |
| | $30,436 | $— | $ — |
| **Liabilities** | | | |
| Lease reserves | $ — | $— | $1,721 |

| | Fair Value for the Year Ended July 31, 2010 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| **Assets** | | | |
| U.S. government obligations | $19,530 | $— | $ — |
| Corporate bonds and notes | 2,835 | — | — |
| Corporate equity securities | 3,981 | — | — |
| | $26,346 | $— | $ — |
| **Liabilities** | | | |
| Lease reserves | $ — | $— | $10,777 |

Investments in U.S. government obligations, corporate bonds and notes, and equity securities are based on quoted market prices in active markets, and therefore were classified as a Level 1 measurement in the fair value hierarchy (see Note 7 for additional information related to our investments).

Lease reserves associated with closed stores are calculated using significant unobservable inputs including the present value of the remaining lease rentals using a weighted-average cost of capital and estimated sublease rentals, and therefore were classified as a Level 3 measurement in the fair value hierarchy. The weighted-average cost of capital was estimated using information from comparable companies and management's judgment related to the risk associated with the operations of the stores. The sublease rentals were estimated using comparable rentals in the same or similar markets in which the closed stores operated (see Note 11 for additional information related to lease reserves).

***Assets that are Measured at Fair Value on a Nonrecurring Basis***

The following table includes our long-lived assets that were measured at fair value, using Level 3 inputs, on a nonrecurring basis (in thousands):

| | Fair Value for the Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Long-lived assets | $1,217 | $3,491 |

Potential impairment losses related to long-lived assets are calculated using significant unobservable inputs including the present value of future cash flows expected to be generated using a weighted-average cost of capital and updated financial projections, and therefore are classified as a Level 3 measurement in the fair value hierarchy. For the year ended July 31, 2011, long-lived assets of $8.0 million were written down to their fair value of $1.2 million, resulting in an impairment charge of $6.8 million. For the year ended July 31, 2010, long-lived assets of $33.4 million were written down to their fair value of $3.5 million, resulting in an impairment charge of $29.9 million.

In May 2010, we issued 11.1 million warrants in connection with our Senior Secured Term Loan. The fair value of the warrants was estimated using the Black-Scholes option pricing model using Level 2 inputs. The assumptions used in the option pricing model include expected volatility of 80 percent, a risk-free interest rate of 2.9 percent and an expected life of seven years. Expected volatility and the expected life of the warrants are based on historical experience. The risk-free interest rate is based on the yield of a seven-year U.S. Treasury zero coupon note.

***Other Financial Instruments***

As cash and short-term cash investments, trade payables and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The outstanding principal of our revolving credit agreement and Senior Secured Term Loan approximates fair value as of July 31, 2011. The fair values of the revolving credit agreement and the Senior Secured Term Loan were based on estimates of current interest rates for similar debt, a Level 3 input.

## 3. OTHER CURRENT ASSETS

Other current assets consist of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Prepaid rent | $20,504 | $20,083 |
| Vendor returns and deposits | 2,209 | 4,767 |
| Tax receivable | 10,735 | 8,622 |
| Other | 16,363 | 8,492 |
| | $49,811 | $41,964 |

## 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Building and leasehold improvements | $ 236,295 | $ 232,079 |
| Furniture and fixtures | 464,707 | 448,440 |
| Construction in progress | 3,811 | 13,256 |
| | 704,813 | 693,775 |
| Less accumulated depreciation and amortization | (563,062) | (520,416) |
| | $ 141,751 | $ 173,359 |

## 5. GOODWILL

In accordance with ASC 350, *Intangibles–Goodwill and Other*, we test goodwill for impairment annually, at the end of our second quarter, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit's net assets below its carrying value. We calculate estimated fair value using the present value of future cash flows expected to be generated using a weighted average cost of capital, terminal values and updated financial projections. At the end of the second quarter of fiscal year 2011, we completed our annual impairment testing of goodwill. Based on the test results, we concluded that no impairment was necessary for the $85.2 million of goodwill related to the Peoples Jewellers acquisition and the $19.4 million of goodwill related to the Piercing Pagoda acquisition. As of the date of the test, the fair value of the Peoples Jewellers and Piercing Pagoda reporting units would have to decline by more than 18 percent and 60 percent, respectively, to be considered for potential impairment. The key assumptions used to determine the fair value of our reporting units include: (1) cash flow projections for five years assuming positive comparable store sales growth; (2) terminal year growth rates of two percent based on estimates of long-term inflation expectations; and (3) discount rates of 16.5 percent to 19 percent based on our weighted-average cost of capital. The weighted-average cost of capital was estimated using information from comparable companies and management's judgment related to risks associated with the operations of each reporting unit. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with estimates and assumptions used to calculate fair value, we may be required to recognize goodwill impairments.

Based on the test results performed in fiscal year 2009, we fully impaired goodwill totaling $5.0 million related to a reporting unit in Fine Jewelry. The charge is included in other charges in the consolidated statements of operations.

The changes in the carrying amount of goodwill are as follows (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Goodwill, beginning of period | $ 98,388 | $94,605 |
| Foreign currency adjustments | 6,232 | 3,783 |
| Goodwill, end of period | $104,620 | $98,388 |

## 6. OTHER ASSETS

Other assets consist of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Debt issuance costs | $10,048 | $22,773 |
| Investments in debt and equity securities | 30,436 | 26,346 |
| Other | 4,359 | 3,549 |
| | $44,843 | $52,668 |

## 7. INVESTMENTS

Investments in debt and equity securities held by our insurance subsidiaries are reported as other assets in the accompanying consolidated balance sheets. Investments are recorded at fair value based on quoted market prices. All investments are classified as available-for-sale. All long-term debt securities outstanding at July 31, 2011 will contractually mature within 1 to 21 years. Our investments consist of the following (in thousands):

| | Year Ended July 31, 2011 | | Year Ended July 31, 2010 | |
|---|---|---|---|---|
| | Cost | Fair Value | Cost | Fair Value |
| U.S. government obligations | $22,972 | $24,540 | $18,212 | $19,530 |
| Corporate bonds and notes | 1,802 | 1,935 | 2,641 | 2,835 |
| Corporate equity securities | 3,501 | 3,961 | 4,086 | 3,981 |
| | $28,275 | $30,436 | $24,939 | $26,346 |

At July 31, 2011 and 2010, the carrying value of investments included a net unrealized gain of $2.2 million and $1.4 million, respectively, which are included in accumulated other comprehensive income. Realized gains and losses on investments are determined on the specific identification basis. The net realized gains totaled $0.2 million and $0.4 million in fiscal year 2011 and 2009, respectively. There were no material net realized gains or losses during fiscal year 2010. Investments with a carrying value of $7.5 million and $7.6 million were on deposit with various state insurance departments at July 31, 2011 and 2010, respectively, as required by law.

## 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Accounts payable | $143,938 | $157,189 |
| Accrued payroll | 12,431 | 7,668 |
| Accrued taxes | 16,681 | 15,003 |
| Warranty deferred revenue | 94,188 | 78,141 |
| Accrued rent | 9,962 | 8,786 |
| Lease reserves | 1,721 | 10,777 |
| Other | 34,523 | 40,358 |
| | $313,444 | $317,922 |

## 9. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Revolving credit agreement | $255,000 | $165,000 |
| Senior Secured Term Loan | 140,454 | 151,703 |
| | 395,454 | 316,703 |
| Less current portion of long-term debt | — | (11,250) |
| Less unamortized discount on Senior Secured Term Loan | — | (20,769) |
| | $395,454 | $284,684 |

*Amended and Restated Revolving Credit Agreement*

On May 10, 2010, we entered into an agreement to amend and restate various terms of the revolving credit agreement with Bank of America, N.A. and certain other lenders. The Amended and Restated Revolving Credit Agreement (the "Revolving Credit Agreement") consisted of two tranches: (a) an extended tranche totaling $530 million, including seasonal borrowings of $88 million, maturing on April 30, 2014 and (b) a non-extending tranche totaling $120 million, including seasonal borrowings of $20 million, maturing on August 11, 2011. The commitments under the agreement from both tranches total $650 million, including seasonal borrowings of $108 million. On April 21, 2011, the $120 million non-extending tranche was assigned to other lenders and the maturity date was extended to April 30, 2014, the maturity date for the remainder of the credit facility. Borrowings under the Revolving Credit Agreement are capped at the lesser of: (1) 73 percent of the cost of eligible inventory during October through December and 69 percent for the remainder of the year (less certain reserves that may be established under the agreement), plus 85 percent of eligible credit card receivables or (2) 87.5 percent of the appraised liquidation value of eligible inventory (less certain reserves that may be established under the agreement), plus 85 percent of eligible credit card receivables. The rate applied to the appraised liquidation value was 90 percent prior to January 1, 2011. The Revolving Credit Agreement also contains an accordion feature that allows us to permanently increase commitments up to an additional $100 million, subject to approval by our lenders and certain other requirements. The Revolving Credit Agreement is secured by a first priority security interest and lien on merchandise inventory, credit card receivables and certain other assets and a second priority security interest and lien on all other assets. At July 31, 2011, we had borrowing availability under the Revolving Credit Agreement of $161.3 million.

Based on the most recent inventory appraisal performed as of June 2011, available borrowings under the Revolving Credit Agreement will be determined under item (2) described in the preceding paragraph. The monthly borrowing rates calculated from the cost of eligible inventory are as follows: 61 and 64 percent for August and September 2011, respectively; ranging from 72 to 74 percent for the period of October through December 2011 and ranging from 60 to 64 percent for the period of January through July 2012.

Borrowings under the Revolving Credit Agreement bear interest based on average excess availability at either: (i) LIBOR plus the applicable margin (ranging from 350 to 400 basis points) or (ii) the base rate (as defined in the Revolving Credit Agreement) plus the applicable margin (ranging from 250 to 300 basis points). We are required to pay a quarterly unused commitment fee of 50 basis points based on the preceding quarter's unused commitment.

Excess availability (as defined in the Revolving Credit Agreement) cannot be less than $40 million during the term of the agreement and less than $50 million on one occasion for three consecutive business days in each four month period, except for the period from September 1 through November 30, when excess availability can be less than $50 million on two occasions, but in no event can excess availability be less than $50 million more than four times during any 12 consecutive months. Excess availability was approximately $111.3 million as of July 31, 2011. The Revolving Credit Agreement contains various other covenants including restrictions on the incurrence of certain indebtedness, liens, investments, acquisitions and asset sales. As of July 31, 2011, we were in compliance with all covenants under the Revolving Credit Agreement.

We incurred debt issuance costs associated with the Revolving Credit Agreement totaling $14.1 million, including $1.1 million associated with the April 21, 2011 extension of the $120 million portion of the credit facility. The debt issuance costs are included in other assets in the accompanying consolidated balance sheets and are amortized to interest expense on a straight-line basis over the four-year life of the Revolving Credit Agreement.

On September 24, 2010, we received a waiver and consent from the lenders under the Amended and Restated Revolving Credit Agreement permitting the amendments to our Senior Secured Term Loan and the related payments to Z Investment Holdings, LLC (see below for additional details).

***Senior Secured Term Loan***

On May 10, 2010, we entered into a $150 million Senior Secured Term Loan (the "Term Loan") and a Warrant and Registration Rights Agreement (as discussed below) with Z Investment Holdings, LLC, an affiliate of Golden Gate Capital. The Term Loan matures on May 10, 2015 and is secured by a first priority security interest in substantially all current and future intangible assets not secured under the Revolving Credit Agreement and a second priority security interest on merchandise inventory, credit card receivables and certain other assets. The proceeds received were used to pay down amounts outstanding under the Revolving Credit Agreement after payment of debt issuance costs incurred pursuant to the Revolving Credit Agreement and the Term Loan. Debt issuance costs associated with the Term Loan totaled approximately $13.0 million, $1.7 million of which was attributable to the warrants issued in connection with the Term Loan (see more details below under *Warrant and Registration Rights Agreement*) and expensed on the date of issuance.

On September 24, 2010, we amended the Term Loan with Z Investment Holdings, LLC. The amendment eliminated the Minimum Consolidated EBITDA covenant and our option to pay a portion of future interest payments in kind subsequent to July 31, 2010. As a result, all future interest payments will be made in cash. In consideration for the amendment, we paid Z Investment Holdings, LLC an aggregate of $25.0 million, of which $11.3 million was used to pay down the outstanding principal balance of the Term Loan, $1.2 million was a prepayment premium and $12.5 million was an amendment fee. The outstanding balance of the Term Loan after the amendment totaled $140.5 million. In accordance with ASC 470-50, *Debt–Modifications and Extinguishments*, the amendment was considered a significant modification, which required us to account for the Term Loan and related unamortized costs as an extinguishment and record the amended Term Loan at fair value. As a result, we recorded a charge to interest expense totaling $45.8 million in the first quarter of fiscal year 2011. The charge consists of $20.3 million related to the unamortized discount associated with the warrants issued in connection with the Term Loan, the $12.5 million amendment fee, $10.3 million related to the unamortized debt issuance costs associated with the Term Loan and $2.7 million related to the prepayment premium and other costs associated with the amendment.

The Term Loan bears interest at 15 percent payable on a quarterly basis. We may repay all or any portion of the Term Loan with the following penalty prior to maturity: (i) 10 percent during the first year; (ii) 7.5 percent during the second year; (iii) 5.0 percent during the third year; (iv) 2.5 percent during the fourth year and (v) no penalty in the fifth year. Our ability to repay the Term Loan prior to maturity is restricted by certain conditions under the Revolving Credit Agreement, including a fixed charge coverage ratio that we currently do not meet.

The Term Loan contains various covenants, as defined in the agreement, including maintaining minimum store contribution thresholds for Piercing Pagoda and Zale Canada, as defined, and restrictions on the incurrence of certain indebtedness, liens, investments, acquisitions and asset sales. The Piercing Pagoda and Zale Canada minimum store contribution threshold for the twelve-month period ending July 31, 2011 is $20 million and CAD $30 million, respectively. As of July 31, 2011, store contribution for Piercing Pagoda and Zale Canada would have to decline by more than 39 percent and 31 percent, respectively, to breach these covenants. The Piercing Pagoda minimum store contribution thresholds for fiscal year 2012 range from $21 million to $26 million. The Zale Canada minimum store contribution thresholds for fiscal year 2012 range from CAD $31 million to CAD $36 million. Liquidity (as defined in the Term Loan) was $238.9 million as of July 31, 2011, which exceeded the $135 million minimum liquidity requirement under the Term Loan by $103.9 million. As of July 31, 2011, we were in compliance with all covenants under the Term Loan.

On May 10, 2010, we acknowledged the terms of an intercreditor agreement (the "Intercreditor Agreement") between Bank of America N.A, as agent under the Revolving Credit Agreement, and Z Investment Holdings, LLC, as agent under the Term Loan. Under the Intercreditor Agreement, Z Investment Holdings, LLC, may request Bank of America N.A. to establish a reserve equal to two and one-half percent of the borrowing base, as defined in the Revolving Credit Agreement, if the excess availability is less than $75 million at any time, thereby reducing the amount we can borrow under the Revolving Credit Agreement. In addition, the Intercreditor Agreement restricts changes that can be made to certain terms and covenants under the Term Loan.

***Warrant and Registration Rights Agreement***

In connection with the execution of the Term Loan in May 2010, we entered into a Warrant and Registration Rights Agreement (the "Warrant Agreement") with Z Investment Holdings, LLC. Under the terms of the Warrant Agreement, we issued 6.4 million A-Warrants and 4.7 million B-Warrants (collectively, the "Warrants") to purchase shares of our common stock, on a one-for-one basis, for an exercise price of $2.00 per share. The Warrants, which are currently exercisable and expire seven years after issuance, represented 25 percent of our common stock on a fully diluted basis (including the shares issuable upon exercise of the Warrants and excluding certain out-of-the-money stock options) as of the date of the issuance. The A-Warrants were exercisable immediately; however, the B-Warrants were not exercisable until the shares of common stock to be issued upon exercise of the B-Warrants were approved by our stockholders, which occurred on July 23, 2010. The number of shares and exercise price are subject to customary antidilution protection. The Warrant Agreement also entitles the holder to designate two, and in certain circumstances three, directors to our board. The holders of the Warrants may, at their option, request that we register for resale all or part of the common stock issuable under the Warrant Agreement.

The fair value of the Warrants totaled $21.3 million as of the date of issuance and was recorded as a long-term liability, with a corresponding discount to the carrying value of the Term Loan. On July 23, 2010, the stockholders approved the shares of common stock to be issued upon exercise of the B-Warrants. The long-term liability associated with the Warrants was marked-to-market as of the date of the stockholder approval resulting in an $8.3 million gain during the fourth quarter of fiscal year 2010. The remaining amount of $13.0 million was reclassified to stockholders' investment and is included in additional paid-in capital in the accompanying consolidated balance sheet. Issuance costs attributable to the Warrants totaling $1.7 million were expensed on the date of issuance. As indicated above, the remaining unamortized discount as of September 24, 2010 totaling $20.3 million associated with the Warrants was charged to interest expense during the first quarter of fiscal year 2011.

Future maturities of long-term debt for each of the following five years and thereafter are as follows (in thousands):

| Year Ended: | |
|---|---|
| 2012 | $ — |
| 2013 | — |
| 2014 | 255,000 |
| 2015 | 140,454 |
| 2016 | — |
| Thereafter | — |
| | $395,454 |

Interest paid under the Revolving Credit Agreement during fiscal years 2011 and 2010 was $10.4 million and $7.4 million, respectively. Interest paid under the Term Loan during fiscal years 2011 and 2010 was $21.7 million and $3.4 million, respectively.

## 10. OTHER LIABILITIES

Other liabilities consist of the following (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Long-term straight-line rent | $ 31,299 | $ 33,181 |
| Long-term warranty deferred revenue | 137,992 | 140,741 |
| Insurance reserves | 6,162 | 5,447 |
| | $175,453 | $179,369 |

## 11. LEASE TERMINATIONS

We have recorded lease termination charges related to certain store closures, primarily in Fine Jewelry, and lease obligations associated with the Bailey Banks & Biddle brand that was sold in November 2007 (see Note 17 for additional information). The lease termination charges for leases where the Company has finalized settlement negotiations with the landlords are based on the amounts agreed upon in the termination agreement. If a settlement has not been reached for a lease, the charges are based on the present value of the remaining lease rentals, including common area maintenance and other charges, reduced by estimated sublease rentals that could reasonably be obtained. We were not able to finalize agreements with all of the landlords, and certain landlords have made demands, or initiated legal proceedings to collect the remaining base rent payments associated with the terminated leases. While we believe we have made reasonable estimates and assumptions to record these charges, it is possible a material change could occur and we may be required to record additional charges.

The activity related to lease reserves associated with the store closures and the Bailey Banks & Biddle lease obligations for the year ended July 31, 2011, is as follows (in thousands):

| | Store Closures | Bailey Banks & Biddle | Total |
|---|---|---|---|
| Beginning of period | $ 5,135 | $ 5,642 | $ 10,777 |
| Charges and adjustments | 285 | 906 | 1,191 |
| Payments | (4,856) | (5,391) | (10,247) |
| End of period | $ 564 | $ 1,157 | $ 1,721 |

## 12. OTHER CHARGES

Other charges consist of the following (in thousands):

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Store impairments | $6,762 | $29,944 | $14,873 |
| Store closure charges | 285 | 3,426 | 27,047 |
| Goodwill impairment | — | — | 5,020 |
| | $7,047 | $33,370 | $46,940 |

In fiscal year 2011, we recorded a $6.8 million charge related to the impairment of long-lived assets associated with underperforming stores and a $0.3 million charge related to store closures (see Note 11 for additional information related to lease terminations). The impairment charges and store closures were primarily in Fine Jewelry. The impairment of long-lived assets is based on the amount that the carrying value exceeds the estimated fair value of the assets. The fair value is based on future cash flow projections over the remaining lease term using a discount rate that we believe is commensurate with the risk inherent in our current business model. If actual results are not consistent with our cash flow projections, we may be required to record additional impairments. If operating earnings over the remaining lease term for each store included in our impairment test as of July 31, 2011 were to decline by 20 percent, we would be required to record additional impairments of $0.2 million. If operating earnings were to decline by 30 percent, the additional impairments required would increase to $1.0 million.

We recorded charges related to the impairment of long-lived assets associated with underperforming stores of $29.9 million and $14.9 million in fiscal years 2010 and 2009, respectively. We also recorded store closure charges of $3.4 million and $27.0 million in fiscal years 2010 and 2009, respectively. In fiscal year 2009, the store closure charge related to 119 closures and consisted primarily of estimated lease termination costs of $16.1 million, impairments related to long-lived assets of $8.9 million and severance costs of $1.1 million. The impairment charges and store closures were primarily in Fine Jewelry. In addition, we recorded a $5.0 million goodwill impairment charge in fiscal year 2009. See Note 11 for additional information related to the store closures and Note 5 for additional information related to the goodwill impairment charge.

## 13. LEASES

We rent most of our retail space under operating leases that generally range from 5 to 10 years and may contain minimum rent escalations, while kiosk leases generally range from three to five years. Our store support center lease extends to 2018. We recognize the minimum rent payments on a straight-line basis over the term of the lease, including the construction period. Contingent rentals paid to lessors of certain store facilities are determined principally on the basis of a percentage of sales in excess of contractual limits. All existing real estate leases are operating leases. Rent expense from continuing operations is included in SG&A and is as follows (in thousands):

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Retail space: | | | |
| Minimum rentals | $188,766 | $189,655 | $202,656 |
| Rentals based on sales | 2,796 | 2,154 | 3,297 |
| | 191,562 | 191,809 | 205,953 |
| Equipment and corporate headquarters | 3,837 | 3,729 | 2,166 |
| | $195,399 | $195,538 | $208,119 |

Future minimum lease payments as of July 31, 2011, for all non-cancelable leases were as follows (in thousands):

| Year Ended | Minimum Rent Commitments |
|---|---|
| 2012 | $169,592 |
| 2013 | 139,634 |
| 2014 | 113,101 |
| 2015 | 89,769 |
| 2016 | 70,172 |
| Thereafter | 104,157 |
| | $686,425 |

## 14. INCOME TAXES

Currently, we file a consolidated income tax return. The effective income tax rate from continuing operations varies from the federal statutory rate of 35 percent as follows (in thousands):

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Federal income tax benefit at statutory rate | $(38,750) | $(43,589) | $(76,763) |
| State income taxes, net of federal benefit | (4,250) | (11,581) | (9,015) |
| Tax on repatriation of foreign earnings | 14,099 | 12,677 | 13,912 |
| Canadian rate changes(a) | (4,040) | (3,206) | (2,878) |
| Foreign & U.S. tax credits | — | — | 8,159 |
| Goodwill impairment | — | — | 1,750 |
| Expiration of net operating loss carryforwards | — | (2,675) | — |
| Change in valuation allowance | 44,406 | 24,288 | 12,501 |
| Depreciation and amortization adjustment(b) | (8,512) | — | — |
| Other | (1,396) | (4,664) | (681) |
| Income tax expense (benefit) | $ 1,557 | $(28,750) | $(53,015) |
| Effective income tax rate | (1.4)% | 23.1% | 24.2% |

(a) For the last three years, Canada has reduced both its federal and provincial tax rates.

(b) The $8.5 million adjustment was offset with a valuation allowance, resulting in no impact to the consolidated statement of operations.

The provision for income taxes from continuing operations consists of the following (in thousands):

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Current income tax (benefit) expense: | | | |
| Federal | $(9,628) | $(32,826) | $ 520 |
| Foreign | 5,003 | 4,145 | 6,830 |
| State | 910 | 296 | 869 |
| Total current income tax (benefit) expense | (3,715) | (28,385) | 8,219 |
| Deferred income tax expense (benefit): | | | |
| Federal | 5,114 | 1,104 | (60,107) |
| Foreign | 159 | (1,504) | 1,296 |
| State | (1) | 35 | (2,423) |
| Total deferred income tax expense (benefit) | 5,272 | (365) | (61,234) |
| | $ 1,557 | $(28,750) | $(53,015) |

Deferred tax assets and liabilities are determined based on estimated future tax effects of the difference between the financial statement and tax basis of asset and liability balances using statutory tax rates. Tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at July 31, 2011 and 2010, respectively, are as follows (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Current deferred taxes:** | | |
| Assets | | |
| Accrued liabilities | $ 35,867 | $ 38,117 |
| Inventory reserves | 6,539 | 12,320 |
| Net operating loss carryforward | — | 4,894 |
| Other | 31 | 62 |
| Current deferred tax assets | 42,437 | 55,393 |
| Valuation allowances | (16,792) | (10,897) |
| Current deferred tax assets | 25,645 | 44,496 |
| Liabilities | | |
| Merchandise inventories, principally due to LIFO reserve | (114,066) | (110,787) |
| Accrued liabilities | (4,300) | (3,742) |
| Current deferred tax liabilities, net | $ (92,721) | $ (70,033) |
| **Non-current deferred taxes:** | | |
| Assets | | |
| Net operating loss carryforward | $ 119,563 | $ 68,232 |
| Property and equipment | 4,130 | 3,178 |
| Stock-based compensation | 5,360 | 5,456 |
| Accrued liabilities | 53,699 | 52,214 |
| Investments in subsidiaries | 11,365 | 6,467 |
| Other | 6,451 | 3,469 |
| | 200,568 | 139,016 |
| Valuation allowances | (79,756) | (41,141) |
| Non-current deferred tax assets | 120,812 | 97,875 |
| Liabilities | | |
| State and local taxes | (1,523) | (862) |
| Undistributed earnings | (11,609) | (8,310) |
| Goodwill | (14,070) | (12,593) |
| Other | (643) | (561) |
| Non-current deferred tax assets, net | $ 92,967 | $ 75,549 |

Deferred tax assets, net of valuation allowances, were $146.5 million and $142.4 million at July 31, 2011 and 2010, respectively. Deferred tax liabilities were $146.2 million and $136.9 million at July 31, 2011 and 2010, respectively.

A valuation allowance must be provided when it is more likely than not that the deferred income tax asset will not be realized. Our valuation allowances totaled $96.5 million and $52.0 million as of July 31, 2011 and 2010, respectively, and relate to deferred tax assets associated with certain federal, state and foreign net operating loss carryforwards. The valuation allowances were established due to the uncertainty of our ability to utilize the net operating loss carryforwards in the future.

Deferred tax assets associated with net operating loss carryforwards totaled $119.6 million and $73.1 million as of July 31, 2011 and 2010, respectively. Deferred tax assets associated with foreign tax credits totaled $10.2 million and $5.1 million as of July 31, 2011 and 2010, respectively. The net operating loss carryforwards expire from fiscal year 2012 to fiscal year 2031.

In fiscal year 2011 and 2010, we recorded income tax benefits totaling $4.6 million and $33.4 million, respectively, related to tax refunds associated with net operating loss carrybacks pursuant to the Worker, Homeownership and Business Assistance Act of 2009 (the "WHBA"). The WHBA, which was enacted in November 2009, includes provisions that extend the time period in which net operating loss carrybacks can be utilized from two to five years, with certain limitations.

The total amount of unrecognized tax benefits as of July 31, 2011 was $4.9 million, of which $3.2 million would favorably impact the effective tax rate if resolved in our favor. Over the next twelve months, management does not anticipate that the amount of unrecognized tax benefits will be materially reduced due to our tax position being sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

A reconciliation of the fiscal year 2011 beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

| | Unrecognized Tax Benefits |
|---|---|
| Balance at July 31, 2010 | $3,937 |
| Additions based on tax positions related to fiscal 2011 | 275 |
| Additions based on tax positions related to prior years | 804 |
| Expiration of statute of limitations | (158) |
| Balance at July 31, 2011 | $4,858 |

We recognize accrued interest and penalties related to unrecognized tax benefits in our income tax expense. We had $2.6 million of interest and penalties accrued at July 31, 2011 and 2010 and $2.7 million of interest and penalties accrued at July 31, 2009. There was no material interest expense in fiscal years 2011, 2010 and 2009.

Income tax refunds, net of taxes paid, during fiscal years 2011, 2010 and 2009 totaled $1.0 million, $30.0 million and $6.4 million, respectively.

## 15. STOCK-BASED COMPENSATION

We are authorized to provide grants of options to purchase our common stock, restricted stock, restricted stock units and performance-based restricted stock units under the Zale Corporation 2003 Stock Incentive Plan and the Non-Employee Director Equity Compensation Plan (collectively, the "Plans"). We are authorized to issue up to 6.3 million shares of our common stock for stock options and restricted stock to employees and non-employee directors under the Plans. Stock options and restricted share awards are issued from treasury stock. Stock-based compensation expense is included in SG&A in the consolidated statements of operations and totaled $2.2 million, $3.9 million and $5.7 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. The income tax benefit recognized in the consolidated statements of operations related to stock-based compensation totaled $0.1 million, $1.4 million and $1.0 million during fiscal years 2011, 2010 and 2009, respectively.

**Stock Options.** Stock options are granted at an exercise price equal to or greater than the market value of the shares of our common stock at the date of grant, generally vest ratably over a four-year vesting period and generally expire ten years from the date of grant. Expense related to stock options is recognized using a graded-vesting schedule over the vesting period. As of July 31, 2011, there was $2.4 million of unrecognized compensation cost related to stock option awards that is expected to be recognized over a weighted-average period of 2.2 years.

Stock option transactions during fiscal year 2011 are summarized as follows:

| | Number of Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding, beginning of year | 2,602,217 | $17.08 | | |
| Granted | 982,200 | 2.24 | | |
| Exercised | (25,500) | 2.64 | | |
| Forfeited | (372,480) | 7.16 | | |
| Expired | (206,305) | 24.01 | | |
| Outstanding, end of year | 2,980,132 | $13.07 | 6.82 | $4,560,484 |
| Options exercisable, end of year | 1,441,186 | $22.02 | 4.80 | $ 566,175 |

For the years ended July 31, 2011 and 2009, the total intrinsic value of stock options exercised was $0.1 million and $1.2 million, respectively. No stock options were exercised in fiscal year 2010. The weighted-average fair values of option grants were $1.38, $2.51 and $7.38 during fiscal years 2011, 2010 and 2009, respectively. The fair value of stock options that vested during fiscal years 2011, 2010 and 2009 was $2.0 million, $1.0 million and $1.9 million, respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the option pricing model for stock option grants in fiscal years 2011, 2010 and 2009:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Expected volatility | 93.5% | 84.5% | 41.4% |
| Risk-free interest rate | 1.0% | 2.3% | 2.7% |
| Expected lives in years | 4.0 | 5.0 | 5.0 |
| Dividend yield | 0.0% | 0.0% | 0.0% |

Expected volatility and the expected life of the stock options are based on historical experience. The risk-free rate is based on a U.S. Treasury yield that has a life which approximates the expected life of the option.

**Restricted Share Awards.** Restricted share awards consist of restricted stock, restricted stock units and performance-based restricted stock units. Restricted stock and restricted stock units granted to employees through fiscal year 2007 generally vest on the third anniversary of the grant date and are subject to restrictions on sale or transfer. Restricted stock and restricted stock units granted to employees after fiscal year 2007 generally vest twenty-five percent on the second and third anniversary of the date of the grant and the remaining fifty percent vest on the fourth anniversary of the date of the grant, subject to restrictions on sale or transfer. Restricted stock granted to non-employee directors vest on the first anniversary of the grant date and are subject to restrictions on sale or transfer. The fair value of restricted stock and restricted stock units is based on our closing stock price on the date of grant. Performance-based restricted stock units entitle the holder to receive a specified number of shares of our common stock based on our achievement of performance targets established by the Compensation Committee. There were no performance-based restricted stock units outstanding as of July 31, 2011. At the sole discretion of the Compensation Committee, the holder of a restricted stock unit or performance-based restricted stock unit may receive a cash payment in lieu of a payout of shares of common stock equal to the fair market value of the number of shares of common stock the holder otherwise would have received. As of July 31, 2011, there was $0.6 million of unrecognized compensation cost related to restricted stock awards that is expected to be recognized over a weighted-average period of 1.5 years.

Restricted share award transactions during fiscal year 2011 are summarized as follows:

| | Number of Restricted Share Awards | Weighted-Average Fair Value Per Award |
|---|---|---|
| Restricted share awards, beginning of year | 137,175 | $15.93 |
| Granted | 115,000 | 2.33 |
| Vested | (36,925) | 17.60 |
| Forfeited | (10,400) | 21.29 |
| Restricted share awards, end of year | 204,850 | $ 7.72 |

## 16. COMPREHENSIVE LOSS

Comprehensive loss represents the change in equity during a period from transactions and other events, except those resulting from investments by and distributions to stockholders. The following table gives further detail regarding changes in the composition of accumulated other comprehensive income (in thousands):

| | Cumulative Translation Adjustment | Unrealized Gain on Securities | Total Accumulated Other Comprehensive Income |
|---|---|---|---|
| Balance at July 31, 2008 | $ 50,734 | $ 302 | $ 51,036 |
| Cumulative translation adjustment | (13,810) | — | (13,810) |
| Unrealized gain on securities | — | 521 | 521 |
| Reclassification to earnings | — | (440) | (440) |
| Balance at July 31, 2009 | 36,924 | 383 | 37,307 |
| Cumulative translation adjustment | 10,110 | — | 10,110 |
| Unrealized gain on securities | — | 1,026 | 1,026 |
| Reclassification to earnings | — | (3) | (3) |
| Balance at July 31, 2010 | 47,034 | 1,406 | 48,440 |
| Cumulative translation adjustment | 14,190 | — | 14,190 |
| Unrealized gain on securities | — | 924 | 924 |
| Reclassification to earnings | — | (169) | (169) |
| Balance at July 31, 2011 | $ 61,224 | $2,161 | $ 63,385 |

## 17. DISPOSITION OF BAILEY BANKS & BIDDLE

In connection with the sale of the Bailey, Banks & Biddle brand in November 2007, we assigned the applicable store operating leases to the buyer, Finlay Fine Jewelry Corporation ("Finlay"). As a condition of this assignment, we remained contingently liable for the leases for the remainder of the respective current lease terms, which generally ranged from fiscal year 2009 through fiscal year 2017. On August 5, 2009, Finlay filed for Chapter 11 bankruptcy protection and subsequently decided to liquidate. As a result, we recorded lease termination charges totaling $23.2 million during the fourth quarter of fiscal year 2009 associated with all 45 Bailey, Banks & Biddle locations. The decision to sell was a result of our strategy to focus on our moderately priced business and our continued focus on maximizing return on investments. We recorded charges related to the leases totaling $0.9 million and $23.2 million in discontinued operations for the years ended July 31, 2011 and 2009, respectively. In fiscal year 2011, we also received a $0.6 million distribution from the Finlay bankruptcy. In fiscal year 2010, we recorded a gain related to the leases totaling $2.1 million in discontinued operations. There is no tax impact associated with discontinued operations due to the uncertainty of our ability to utilize net operating loss carryforwards in the future.

## 18. SEGMENTS

We report our operations under three business segments: Fine Jewelry, Kiosk Jewelry, and All Other. All corresponding items of segment information in prior periods have been presented consistently.

Fine Jewelry consists of five principal brands, Zales Jewelers®, Zales Outlet®, Gordon's Jewelers®, Peoples Jewllers® and Mappins Jewellers®, and is predominantly focused on the value-oriented customer as our core customer target. Each brand specializes in fine jewelry and watches, with merchandise and marketing emphasis focused on diamond products. These five brands have been aggregated into one reportable segment. Kiosk Jewelry operates under the brand names Piercing Pagoda®, Plumb Gold™, and Silver and Gold Connection® through mall-based kiosks and is focused on the opening price point customer. Kiosk Jewelry specializes in gold, silver and non-precious metal products that capitalize on the latest fashion trends. All Other includes our insurance and reinsurance operations, which offer insurance coverage primarily to our private label credit card customers. Management's expectation is that overall economics of each of our major brands within each reportable segment will be similar over time.

We use earnings before unallocated corporate overhead, interest and taxes but include an internal charge for inventory carrying cost to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, administrative costs, information technology costs, corporate facilities costs and depreciation and amortization.

Income tax information by segment is not included as taxes are calculated at a company-wide level and not allocated to each segment.

| Selected Financial Data by Segment | Year Ended July 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (amounts in thousands) | | |
| **Revenues:** | | | |
| Fine Jewelry(a) | $1,490,647 | $1,378,507 | $1,535,626 |
| Kiosk | 239,231 | 226,187 | 232,809 |
| All Other | 12,685 | 11,611 | 11,309 |
| **Total revenues** | **$1,742,563** | **$1,616,305** | **$1,779,744** |
| **Depreciation and amortization:** | | | |
| Fine Jewelry | $ 28,009 | $ 35,558 | $ 42,407 |
| Kiosk | 3,361 | 4,120 | 4,899 |
| All Other | — | — | — |
| Unallocated | 9,956 | 10,327 | 11,641 |
| **Total depreciation and amortization** | **$ 41,326** | **$ 50,005** | **$ 58,947** |
| **Operating loss:** | | | |
| Fine Jewelry(b) | $ (16,312) | $ (84,818) | $ (192,683) |
| Kiosk(c) | 16,060 | 13,133 | 2,465 |
| All Other | 7,831 | 4,731 | 5,706 |
| Unallocated(d) | (35,445) | (48,493) | (24,452) |
| **Total operating loss** | **$ (27,866)** | **$ (115,447)** | **$ (208,964)** |
| **Assets(e):** | | | |
| Fine Jewelry(f) | $ 805,245 | $ 820,353 | $ 868,227 |
| Kiosk | 85,999 | 85,631 | 107,457 |
| All Other | 40,406 | 33,643 | 24,842 |
| Unallocated | 258,249 | 231,651 | 230,446 |
| **Total assets** | **$1,189,899** | **$1,171,278** | **$1,230,972** |
| **Capital expenditures:** | | | |
| Fine Jewelry | $ 8,818 | $ 9,945 | $ 18,702 |
| Kiosk | — | — | 420 |
| All Other | — | — | — |
| Unallocated | 6,497 | 4,705 | 9,235 |
| **Total capital expenditures** | **$ 15,315** | **$ 14,650** | **$ 28,357** |

(a) Includes $298.1 million, $260.7 million and $256.7 million in fiscal years 2011, 2010 and 2009, respectively, related to foreign operations.

(b) Includes $7.0 million and $32.3 million in fiscal years 2011 and 2010, respectively, related to charges associated with store closures and store impairments. Fiscal year 2009 includes $46.5 million related to charges associated with store closures, store impairments and goodwill impairments. Fiscal year 2009 also includes $13.5 million related to an inventory impairment charge.

(c) Includes $1.1 million in fiscal year 2010 related to charges associated with store impairments. Includes $0.4 million in fiscal year 2009 related to costs associated with store closures.

(d) Includes credits of $46.1 million, $55.5 million and $60.1 million in fiscal years 2011, 2010 and 2009, respectively, to offset internal carrying costs charged to the segments.

(e) Assets allocated to segments include fixed assets, inventories, goodwill and investments held by our insurance operations. Unallocated assets include cash, prepaid assets such as rent, corporate office improvements and technology infrastructure.

(f) Includes $30.9 million, $35.4 million and $40.6 million of fixed assets in fiscal years 2011, 2010 and 2009, respectively, related to foreign operations.

## 19. CONTINGENCIES

In November 2009, the Company and four former officers, Neal L. Goldberg, Rodney Carter, Mary E. Burton and Cynthia T. Gordon, were named as defendants in two purported class-action lawsuits filed in the United States District Court for the Northern District of Texas. On August 9, 2010, the two lawsuits were consolidated into one consolidated lawsuit, which alleged various violations of securities laws arising from the financial statement errors that led to the restatement completed by the Company as part of its Annual Report on Form 10-K for the fiscal year ended July 31, 2009. The lawsuit requests unspecified damages and costs. On August 1, 2011, the Court dismissed the lawsuit with prejudice. The plaintiff has until September 30, 2011 to appeal the decision.

In December 2009, the directors of the Company and four former officers, Neal L. Goldberg, Rodney Carter, Mary E. Burton and Cynthia T. Gordon, were named as defendants in a derivative action lawsuit brought on behalf of the Company by a shareholder in the County Court of Dallas County, Texas. The suit alleges various breaches of fiduciary and other duties by the defendants that generally are related to the financial statement errors described above. In addition, the Board of Directors received demands from two shareholders requesting that the Board of Directors take action against each of the individuals named in the derivative lawsuit to recover damages for the alleged breaches. The lawsuit requests unspecified damages and costs. The lawsuit was stayed pending developments in the consolidated federal lawsuit described above. The Board of Directors also received a demand from two other shareholders that the Company take legal action against Rebecca Higgins as a result of her purported role in the financial statement errors. In the event that the defendants prevail, they are likely to be entitled to indemnification from the Company with respect to their defense costs. The Company cannot predict the outcome or duration of the lawsuit.

On April 21, 2011, the Securities and Exchange Commission concluded their investigation of the Company with respect to the matters underlying the lawsuits and demands described above and did not recommend any enforcement action against the Company. No penalties or fines were assessed to the Company.

We are involved in legal and governmental proceedings as part of the normal course of our business. Reserves have been established based on management's best estimates of our potential liability in these matters. These estimates have been developed in consultation with internal and external counsel and are based on a combination of litigation and settlement strategies. Management believes that such litigation and claims will be resolved without material effect on our financial position or results of operations.

## 20. DEFERRED REVENUE

In fiscal year 2007, we began offering our Fine Jewelry customers lifetime warranties on certain products that cover sizing and breakage with an option to purchase theft protection for a two-year period. Revenues related to the lifetime warranties are recognized on a straight-line basis over an estimated life of five years, while revenues related to the optional theft protection are recognized over the two-year contract period. In addition, we offer our Kiosk Jewelry customers a one-year warranty that covers a one-time replacement for breakage. The revenue from the one-year warranties is recognized over a 12-month period. ASC 605-20, *Revenue Recognition–Services,* requires recognition of revenue related to extended warranty products in proportion to the costs expected to be incurred if sufficient historical evidence exists to demonstrate the pattern of expected costs. We are recognizing revenues related to warranties on a straight-line basis as a result of our determination that we currently have insufficient historical evidence to recognize revenue in proportion to the costs. Once the appropriate level of historical evidence is obtained, we believe revenue will be recognized on an accelerated basis which could have a material impact on our results of operations. The change in deferred revenue associated with the sale of warranties is as follows (in thousands):

| | Year Ended July 31, | |
|---|---|---|
| | 2011 | 2010 |
| Deferred revenue, beginning of period | $218,882 | $210,180 |
| Warranties sold(a) | 108,431 | 79,039 |
| Revenue recognized(b) | (95,133) | (70,337) |
| Deferred revenue, end of period | $232,180 | $218,882 |

(a) Warranty sales for the years ended July 31, 2011 and 2010 include approximately $2.9 million and $1.8 million, respectively, related primarily to the appreciation in the Canadian currency rate on the beginning of the period deferred revenue balance.

(b) In fiscal year 2007, we replaced our two-year warranties with lifetime warranties. The revenues related to lifetime warranties are recognized on a straight-line basis over a five-year period.

## 21. BENEFIT AND RETIREMENT PLANS

We maintain the Zale Corporation Savings & Investment Plan (the "U.S. Plan") and the Zale Corporation Puerto Rico Employees Savings and Investment Plan (the "PR Plan", collectively the "Plans"). The Plans are defined contribution plans covering substantially all employees of the Company who have completed one year of service (at least 1,000 hours) and are aged 21 or older. Participants in the Plans can contribute from one percent to 60 percent (30 percent for highly-compensated employees) of his or her annual salary subject to Internal Revenue Service ("IRS") and Puerto Rico Internal Revenue Code ("PR Code") limitations. Upon satisfying all eligibility requirements, employees who have not otherwise elected will be automatically enrolled in their respective plan at a contribution rate of three percent for participants in the U.S. Plan (two percent prior to October 1, 2010) or two percent for participants in the PR Plan. We generally match $0.50 in cash for every dollar an employee of either plan contributes to the plan up to four percent of annual compensation subject to IRS and PR Code limitations. Matching contributions are generally made on an annual basis, and employees must be employed with us on the last day of the plan year to receive our matching contributions. Employees who began contributing to the plans prior to calendar year 2009 vest in our matched contributions immediately. Employees who began contributing to the plans after calendar year 2008 must complete two years of service prior to vesting in matched contributions. Effective February 27, 2009, we temporarily suspended matching contributions until business conditions permit the reinstatement of the matching contributions. The matching contribution expense totaled $1.8 million for fiscal year 2009.

## 22. QUARTERLY RESULTS OF CONTINUING OPERATIONS (UNAUDITED)

Unaudited quarterly results of continuing operations for the fiscal years ended July 31, 2011 and 2010 were as follows (in thousands, except per share data):

| | Fiscal Year 2011 For the Three Months Ended | | | |
|---|---|---|---|---|
| | July 31, 2011 | April 30, 2011 | January 31, 2011 | October 31, 2010 |
| Revenues | $377,267 | $411,843 | $626,416 | $327,037 |
| Cost of sales | 183,792 | 205,424 | 311,308 | 161,944 |
| (Loss) earnings from continuing operations(a) | (32,703) | (9,928) | 27,742 | (97,153) |
| (Loss) earnings per diluted share from continuing operations | (1.02) | (0.31) | 0.86 | (3.03) |

| | Fiscal Year 2010 For the Three Months Ended | | | |
|---|---|---|---|---|
| | July 31, 2010 | April 30, 2010 | January 31, 2010 | October 31, 2009 |
| Revenues | $345,000 | $359,843 | $582,252 | $329,210 |
| Cost of sales | 163,154 | 177,103 | 292,539 | 169,377 |
| (Loss) earnings from continuing operations(b) | (28,618) | (14,631) | 7,171 | (59,712) |
| (Loss) earnings per diluted share from continuing operations | (0.89) | (0.46) | 0.22 | (1.87) |

(a) The loss from continuing operations for the fourth quarter includes a $3.1 million charge related to cost associated with store impairments and a $0.2 million charge related to costs associated with store closures. The loss from continuing operations for the third quarter includes a gain totaling $0.3 million related to the reduction of the store closure obligation. The earnings from continuing operations for the second quarter includes cost associated with store impairments of $3.7 million and a gain totaling $0.8 million related to the reduction of the store closure obligation. The loss from continuing operations for the first quarter includes a $1.1 million charge related to costs associated with store closures and a $45.8 million charge associated with the first amendment to our Senior Secured Term Loan.

(b) The loss from continuing operations for the fourth quarter includes a gain of $8.3 million related to the decrease in the fair value of the Warrants issued in connection with the Term Loan, a $6.7 million charge related to cost associated with store impairments, a gain totaling $2.1 million related to the reduction of the store closure obligation and a $1.7 million charge related to the debt issuance costs attributable to the Warrants. The loss from continuing operations for the third quarter includes a $1.8 million charge related to costs associated with store closures. The earnings from continuing operations for the second quarter includes cost associated with store impairments of $23.3 million and lease termination costs associated with store closures of $3.7 million.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 20th day of September, 2011.

ZALE CORPORATION

/s/ MATTHEW W. APPEL

Matthew W. Appel
*Chief Administrative Officer*
*and Chief Financial Officer*

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Theo Killion and Matthew W. Appel, and each of them, as his true and lawful attorneys-in-fact and agents, with full powers and substitution and resubstitution for him, in his name place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ THEO KILLION<br>Theo Killion | Chief Executive Officer (principal executive officer of the registrant), Director | September 20, 2011 |
| /s/ MATTHEW W. APPEL<br>Matthew W. Appel | Chief Administrative Officer and Chief Financial Officer (principal financial officer of the registrant) | September 20, 2011 |
| /s/ JAMES E. SULLIVAN<br>James E. Sullivan | Vice President, Controller and Chief Accounting Officer (principal accounting officer of the registrant) | September 20, 2011 |
| /s/ JOHN B. LOWE, JR.<br>John B. Lowe, Jr. | Chairman of the Board | September 20, 2011 |
| /s/ YUVAL BRAVERMAN<br>Yuval Braverman | Director | September 20, 2011 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ KENNETH B. GILMAN<br>Kenneth B. Gilman | Director | September 20, 2011 |
| /s/ STEFAN L. KALUZNY<br>Stefan L. Kaluzny | Director | September 20, 2011 |
| /s/ PETER MORROW<br>Peter Morrow | Director | September 20, 2011 |
| /s/ DAVID F. DYER<br>David F. Dyer | Director | September 20, 2011 |

| Exhibit Number | Description of Exhibit |
|---|---|
| 10.10 | Amended and Restated Employment Security Agreement for Theo Killion |
| 10.16 | Base Salaries and Target Bonus for the Named Executive Officers |
| 23.1 | Consent of Ernst & Young LLP |
| 31.1 | Rule 13a-14(a) Certification of Chief Executive Officer |
| 31.2 | Rule 13a-14(a) Certification of Chief Financial Officer |
| 32.1 | Section 1350 Certification of Chief Executive Officer |
| 32.2 | Section 1350 Certification of Chief Financial Officer |

The above list reflects all exhibits filed herewith. See Item 15 for a complete list of our exhibits, including exhibits incorporated by reference from previous filings.

# Corporate Information

## Board of Directors

**John B. Lowe, Jr.**
*Chairman of the Board*
*Audit Committee Member*
*Nominating and Corporate Governance Committee Member*
*Chairman—TDIndustries, Inc.*

**Yuval Braverman**
*Director*
*Compensation Committee Member*
*Nominating and Corporate Governance Committee Chairman*
*President—J & J Zaidman, Inc.*

**David F. Dyer**
*Director*
*Audit Committee Member*
*Compensation Committee Chairman*
*President and Chief Executive Officer—Chico's FAS, Inc.*

**Kenneth B. Gilman**
*Director*
*Audit Committee Chairman*
*Compensation Committee Member*
*Retired Chief Executive Officer—Asbury Automotive Group, Inc.*

**Theo Killion**
*Director*
*Chief Executive Officer*

**Stefan L. Kaluzny**
*Director*
*Managing Director—Sycamore Partners*

**Peter Morrow**
*Director*
*Managing Director—Sycamore Partners*

## Officers of the Company

**Theo Killion**
*Chief Executive Officer*

**Matthew W. Appel**
*Chief Administrative Officer and Chief Financial Officer*

**Gilbert P. Hollander**
*Executive Vice President, Chief Merchant and Sourcing Officer*

**Richard A. Lennox**
*Executive Vice President, Chief Marketing Officer*

**Jeannie Barsam**
*Senior Vice President, Merchandise Planning and Allocation*

**Brad Furry**
*Senior Vice President, Chief Information Officer*

**John A. Legg**
*Senior Vice President, Supply Chain*

**Becky Mick**
*Senior Vice President, Chief Stores Officer*

**Toyin Ogun**
*Senior Vice President, Human Resources and Customer Service*

## Shareholder Information

### Executive Offices
901 West Walnut Hill Lane
Irving, Texas 75038-1003
972-580-4000

### Transfer Agent & Registrar
Wells Fargo Bank, NA
Shareowner Services
161 North Concord Exchange
South Saint Paul, MN 55075
800-468-9716
*http://www.wellsfargo.com/shareownerservices*

### Investor Information/ Investor Relations
901 West Walnut Hill Lane
Mail Station 7A-5
Irving, Texas 75038-1003
*ir@zalecorp.com*

### Independent Public Accountants
Ernst & Young LLP

### Stock Listing
New York Stock Exchange
Common Stock—Symbol: ZLC

### Form 10-K Requests
Investors may obtain, without charge, a copy of the Company's Form 10-K and Annual Report as filed with the Securities and Exchange Commission for the year ended July 31, 2011. The Company's Form 10-K and Annual Report are available online at *www.zalecorp.com*.

### Internet Access
*www.zalecorp.com*

### Notice of Annual Meeting
Zale Corporation's Annual Meeting of Shareholders will be held at 10 a.m. Friday, December 2, 2011 at the Company's principal executive office at 901 West Walnut Hill Lane, Irving, Texas 75038.

### Common Stock Information
The Common Stock is listed on the NYSE under the symbol ZLC. The following table sets forth the high and low sale prices for the Common Stock for each fiscal quarter during the two most recent fiscal years.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $2.70 | $1.53 | $8.20 | $4.73 |
| Second | $5.76 | $2.72 | $5.51 | $2.08 |
| Third | $4.92 | $3.40 | $3.80 | $1.83 |
| Fourth | $6.81 | $3.25 | $3.27 | $1.39 |

As of October 10, 2011, the outstanding shares of Common Stock were held by approximately 550 holders of record.

### Certifications
Zale Corporation has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the year ended July 31, 2011. The certification of the Company's Chief Executive Officer regarding compliance with the New York Stock Exchange corporate governance listing standards required by NYSE Rule 303A.12 will be filed with the NYSE following the 2011 Annual Meeting of Stockholders. Last year, the Company filed this certification with the NYSE in December 2010 following the 2010 Annual Meeting of Stockholders.

### Cautionary Notice Regarding Forward-Looking Statements
This annual report contains certain forward-looking statements, including statements regarding the Company's objectives and expectations with respect to its financial plan, sales and earnings, merchandising and marketing strategies, acquisitions and dispositions, share repurchases, store openings, renovations, remodeling and expansion, inventory management and performance, liquidity and cash flows, capital structure, capital expenditures, development of its information technology and telecommunications plans and related management information systems, e-commerce initiatives, human resources initiatives, and other statements regarding the Company's plans and objectives. Forward-looking statements are not guarantees of future performance and a variety of factors could cause the Company's actual results to differ materially from the results expressed in the forward-looking statements. For a discussion of these factors, see Item 1A of the Form 10-K of the Company for the fiscal year ended July 31, 2011 which is part of this Annual Report. The Company disclaims any obligation to update or revise publicly or otherwise any forward-looking statements to reflect subsequent events, new information or future circumstances.


ZALE CORPORATION®
2011 ANNUAL REPORT